Exhibit 1
CHINA UNICOM (HONG KONG) LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
2008 ANNUAL RESULTS ANNOUNCEMENT

Highlights:
• Consolidated revenue reached RMB171.24 billion.
• Consolidated profit for the year	:	RMB33.91 billion, up by 58.2% from 2007.
• Basic earnings per share	:	RMB1.43, up by 53.8% from 2007.

Continuing operations:
In accordance with International Financial Reporting Standards/Hong Kong Financial Reporting Standards		After excluding deferred fixed-line upfront connection fees and the effects of one-off items
• Revenue: RMB148.91 billion, down by 1.2% from 2007.		RMB148.02(a) billion, down by 0.8%(a) from 2007.
• Profit for the year: RMB6.34 billion, down by 68.6% from 2007.		RMB14.33(b) billion, down by 5.8%(c) from 2007.
• Basic earnings per share: RMB0.27, down by 69.0% from 2007.		RMB0.60(b), down by 8.5%(c) from 2007.
• Adjusted EBITDA: RMB66.95(b) billion, down by 6.5%(c) from 2007.		RMB66.95(b) billion, down by 6.5%(c) from 2007.

Discontinued operations: Profit for the year was RMB27.57(d) billion.

Notes:

(a)	Excluding deferred fixed-line upfront connection fees.

(b)	Excluding the effects of deferred fixed-line upfront connection fees and one-off item of impairment loss on Personal Handyphone System (“PHS”) related assets.

(c)	Excluding the effects of deferred fixed-line upfront connection fees and one-off items including impairment loss on PHS related assets, tax refund on reinvestment in subsidiaries and realised loss on changes in fair value of derivative component of the convertible bonds.

(d)	Including the one-off gain on the disposal of the CDMA business.
CHAIRMAN’S STATEMENT
Dear Shareholders,
In 2008, faced with devastating natural disasters rarely seen in history of China, complex market competition and the impact of the global financial crisis, the Company successfully completed a series of significant strategic reorganizations of its assets and businesses. As such, the Company has become a nationwide telecommunications operator offering a full range of telecommunication services, with a long-term objective to become a “world-leading broadband communications and information service provider”. Meanwhile, the Company has smoothly pushed forward internal integration following its reorganization and has achieved stable development for its business.

Reform, Reorganization and Strategic Transformation
In accordance with the spirit of the “Announcement on Deepening the Reform of the Structure of the Telecommunications Sector” jointly issued by the Ministry of Industry and Information, the National Development and Reform Commission and the Ministry of Finance, the Company completed the disposal of its CDMA business and certain related assets, and the merger with China Netcom in 2008. In January 2009, the Company acquired the fixed-line business and certain assets from its parent company. On 7 January 2009, the Ministry of Industry and Information granted each of the three telecommunication operators in the PRC a license to operate the 3G business in the PRC. China United Network Communications Group Company Limited received a license to operate 3G digital cell business with WCDMA technology and authorized China United Network Communications Corporation Limited, the Company’s wholly-owned subsidiary to operate the 3G business on a nationwide basis in China. As a result, the Company has become a telecommunication operator offering a full range of telecommunication services nationwide, and has entered the 3G field.
Following completion of the merger with China Netcom, the Company actively promoted internal integration and synergetic development, and managed to improve its corporate governance mechanism. The board composition of the Company was changed and the organizational structure was adjusted, with management personnel for all levels in place.
On the basis of the above developments, the Company established a marketing system geared towards the needs of its three major client groups comprising individuals, families and corporations. This marketing system realized the integration of marketing resources, and created conditions for the Company’s full service operation. The Company further established a mobile network company, which specializes in the construction and maintenance of mobile network, to accelerate the development of mobile communication business, in particular, the 3G business. In addition, the integration of networks and IT systems also proceeded smoothly, and progressively achieving the sharing of resources.
With the deepening of the Company’s reorganization and integration, basic management areas including human resources management, financial management and business management were further regulated and unified, thus accelerating the integration and ensuring the sustained, healthy and steady development of the Company.
Through integration and reorganization, the Company enhanced its strength and market position and realised new competitive advantages. Faced with the forthcoming 3G era and market opportunities brought by the rapid development in the broadband Internet market, the Company formulated its long-term development strategies and is committed to fully leveraging on the advantages of full-service operations to promote product and service innovation, accelerate network construction and enhance service standards. The Company also developed and strengthened its competitive advantage in the 3G and broadband Internet markets and gradually realized its goal in becoming a “world-leading broadband communication and information service provider”.
Financial Performance
In 2008, revenue from continuing operations of the Company was RMB148.91 billion. Excluding deferred upfront connection fees of RMB0.89 billion, revenue from continuing operations of the Company would be RMB148.02 billion, representing a decrease of 0.8% over last year.
Consolidated net profit of the Company for the year was RMB33.91 billion, which included net profit from discontinued operations of RMB27.57 billion, deferred upfront connection fees of RMB0.89 billion and consolidated basic earnings per share of RMB1.43. The continuing operations of the Company were exposed to negative effects of factors such as the impairment of assets relating to the Personal Handyphone System (PHS) business, integration and reorganization, natural disasters and adjustments of telecommunications tariffs. Excluding the effects of net profit from discontinued operations and the impairment loss on assets relating to the PHS business, the Company’s adjusted net profit from continuing operations would be RMB14.33 billion, representing a decrease of 5.8% as compared to the adjusted net profit from continuing operations of last year after eliminating the effects of deferred upfront connection fees and one-off items including tax refund for re-investment and changes in fair value of convertible bonds. The adjusted basic earnings per share from continuing operations would be RMB0.60.

The Company’s operating cash flow* generated from continuing operations was RMB62.01 billion for the year. Capital expenditure was RMB70.49 billion. Taking into account the cash inflow from the disposal of CDMA business, the Company’s financial position has become more stable. As at the end of 2008, the Company’s total interest-bearing debts amounted to RMB29.99 billion. Debt-to-capitalisation ratio declined from 26.9% as at the end of 2007 to 12.7% as at the end of 2008. Net debt-to-capitalisation ratio declined from 22.0% as at the end of 2007 to 8.8% as at the end of 2008.
Based on the Company’s financial position in 2008 and taking into account the continuing robust development opportunities in the mobile communication and fixed-line broadband businesses, the Board recommends the payment of a final dividend of RMB0.2 per share for the year ended 31 December 2008.

*Note:	Please refer to the section headed “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the basis of financial reporting.
Business Performance
In 2008, the Company’s mobile business, fixed-line broadband and data communications businesses maintained sound growth, while the traditional fixed-line business continued to decline. The capacity and quality of the mobile network and the fixed-line broadband network were continuously improved.
The Company strengthened its value-added services by continuing to focus on brand marketing for its GSM business, expedited the promotion of new service measures such as the nationwide mobile recharging card and electronic channels. The Company generated revenue of RMB65.25 billion from the mobile business, representing an increase of 4.3% over last year. Of which, the service revenue of mobile business accounted for RMB64.70 billion. As at the end of 2008, the number of GSM subscribers reached 133.365 million, representing an increase of 10.6% over last year, with an annual net addition of 12.801 million subscribers. Meanwhile, the Company increased efforts in the promotion of mobile value-added services, which include GPRS and “Cool Ringtone”. Revenue from the mobile value-added service accounted for 24.9% of total revenue from mobile business, representing an increase of 3.3 percentage points over last year.
In order to actively cope with the challenges facing the fixed-line business, the Company firmly captured market opportunities to vigorously develop the fixed-line broadband and data communication businesses. Meanwhile, the Company also vigorously promoted the bundled business of “Family 1+” and improved its packages on voice volume to exploit the value of its fixed-line network. In 2008, the Company recorded revenue of RMB82.77 billion from its fixed-line business, representing a decrease of 4.4% over last year. Revenue from its fixed-line broadband and data communications businesses amounted to RMB25.17 billion, an increase of 23.9% over last year. Revenue from its traditional fixed-line business was RMB53.23 billion, representing a decrease of 12.3% over last year. As at the end of 2008, the number of the Company’s fixed-line broadband subscribers reached 25.416 million, representing an increase of 28.6% over last year, with an annual net addition of 5.648 million subscribers. The number of local telephone subscribers was 100.146 million, representing a decrease of 10.674 million subscribers over last year.
During the year, the Company increased its investment in the mobile and fixed-line broadband businesses, which greatly enhanced the network capacity of its GSM network and fixed-line broadband network and improved its network quality. It has laid a solid foundation for the Company’s future sustained and healthy growth.
Corporate Social Responsibility
In 2008, by combining corporate development with social development, the Company performed social responsibilities by actively participating in social welfare activities in various areas, such as environmental protection, poverty alleviation and education in order to promote corporate image and facilitate the harmonious development of both industry and society.
Faced with the freezing rain and snowstorm disasters in certain areas of southern China at the beginning of the year and the devastating Wenchuan earthquake on 12 May 2008, the Company made great efforts to ensure unblocked communications and post-disaster reconstruction.
As a partner of the 2008 Beijing Olympics, the Company, through its strong business capabilities and advanced technologies, successfully provided services to ensure uninterrupted communication during the Olympics. By embracing the philosophy of a “Hi-Tech Olympics”, the Company strived for technology and business innovation, and achieved a number of “firsts” for communication services provision in the Olympic history.

OUTLOOK FOR 2009
Looking forward to 2009, with new changes brought by telecommunication technology evolution, broadband mobile Internet development and market needs, the new opportunities arising from informatization and industrialization in the PRC and the initiative of “expanding domestic demand to sustain growth” notwithstanding the risks and challenges ahead brought by the international financial crisis, the Company plans to capture every opportunity in 3G business development, further expanding its subscriber base, optimizing subscriber structure and facilitating the development of upgrading fixed line and mobile communications, in order to realize the objective of “creating new advantages through consolidation to achieve new developments in 3G.” In 2009, the Company’s main development strategies include:
Capturing opportunities brought by 3G business to accelerate mobile business development: To accelerate the construction of the 3G network and to strive for establishing leading positions in network, business and services; provide 3G services in 284 cities across China by the end of 2009; and further improve the quality of the GSM network; optimize subscriber portfolio to increase the penetration rate of the GSM value-added services; and ensure the coordinated development of the 2G and 3G businesses and their mutual complementation.
Strengthening broadband upgrading and speed enhancement to achieve sustained and rapid growth of the fixed-line broadband business: To accelerate the implementation of “broadband upgrade and speed increase” and further improve its broadband access capability; promote the marketing model of “contents + applications + access + services” to increase the percentage of paying subscribers in total subscribers of contents and applications; strengthen its dominant position in northern China, and establish local competitive advantages in key areas and key customers to increase its market share in southern China; and emphasize on the rural market and expand the rural subscriber base with a focus on profitability.
Promoting product and business innovation to facilitate business integration and the development of value-added services: To transform from simple service bundling to profound service integration with a focus on corporate and family customers; further improve product and business innovation capability, innovate the product operation model and optimize the business model, with a view to achieving the scale operation of the value-added services and forming competitive advantages.
Comprehensive utilization of diverse business resources to mitigate the decline of the traditional fixed-line business: To slow down the decline of the local telephone business through bundling mobile and broadband services; promote packages based on voice traffic volume by leveraging on the advantage in network resources; and increase the penetration rate of the value-added services to provide comprehensive information services to customers and exploit further value from the fixed-line network.
Improving customer recognition to create corporate brand image: To further consolidate corporate brands, marketing channels, networks and IT support systems to build a unified full service system; accelerate the realization of nationwide full service recharging card and electronic channels; strive to raise service standard to improve customer recognition and enhance corporate brand image.
Lastly, I would like to take this opportunity to express my heartfelt gratitude, on behalf of the Board of the Company, to the former directors in 2008, namely Mr. Li Gang, Mr. Zhang Junan, Mr. Lu Jianguo, Mr. Lee Suk Hwan, Mr. Shan Weijian and Mr. Kim Shin Bae, for their outstanding contribution to the Company during their terms of office, and to welcome Mr. Lu Yimin, Mr. Zuo Xunsheng, Mr. Cesareo Alierta Izuel, Mr. John Lawson Thornton, Mr. Timpson Chung Shui Ming and Mr. Jung Man Won to the Board. I also would also like to express my most sincere appreciation to the government, shareholders, customers, employees and partners for their support during the extraordinary year of 2008.
Chang Xiaobing
Chairman and Chief Executive Officer
Hong Kong, 31 March 2009

GROUP RESULTS
China Unicom (Hong Kong) Limited (the “Company”) is pleased to announce the consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2008, which were extracted from the audited financial statements of the Group as set out in the Company’s 2008 Annual Report.

CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2008
(All amounts in Renminbi (“RMB”) millions)

		As at 31 December
			2007
			As restated
	Note	2008	(Note 3)

ASSETS
Non-current assets
Property, plant and equipment	5	283,912	276,110
Lease prepayments		7,799	8,063
Goodwill		2,771	3,144
Deferred income tax assets	6	5,326	2,514
Other assets		8,996	12,081

		308,804	301,912

Current assets
Inventories and consumables		1,171	2,815
Accounts receivable, net	7	8,587	11,014
Prepayments and other current assets		2,427	4,314
Amounts due from ultimate holding company		15	—
Amounts due from related parties		439	502
Amounts due from domestic carriers		865	816
Proceeds receivable for the disposal of the CDMA business	13	13,140	—
Short-term bank deposits		238	735
Cash and cash equivalents		9,238	11,979

		36,120	32,175

Total assets		344,924	334,087

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital		2,329	1,437
Share premium		166,784	64,320
Reserves	8	(23,183)	76,275
Retained profits
— Proposed final dividend	14	4,754	6,427
— Others		56,026	30,053

		206,710	178,512

Minority interest in equity		—	4

Total equity		206,710	178,516

		As at 31 December
			2007
			As restated
	Note	2008	(Note 3)
LIABILITIES
Non-current liabilities
Long-term bank loans		997	16,086
Corporate bonds	9	7,000	2,000
Deferred income tax liabilities	6	16	17
Deferred revenue		3,383	5,246
Amounts due to related parties		—	6,169
Other obligations		1,599	2,007

		12,995	31,525

Current liabilities
Payables and accrued liabilities	10	65,687	49,312
Taxes payable	6	11,304	4,990
Amounts due to ultimate holding company		—	821
Amounts due to related parties		2,727	5,656
Amounts due to domestic carriers		538	510
Payables in relation to the disposal of the CDMA business		4,232	—
Dividend payable	14	149	—
Short-term commercial paper	11	10,000	20,000
Short-term bank loans		10,780	11,850
Current portion of long-term bank loans		1,216	7,411
Current portion of obligations under finance leases		—	103
Current portion of deferred revenue		2,200	3,103
Current portion of other obligations		3,012	3,381
Advances from customers		13,374	16,909

		125,219	124,046

Total liabilities		138,214	155,571

Total equity and liabilities		344,924	334,087

Net current liabilities		(89,099)	(91,871)

Total assets less current liabilities		219,705	210,041

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2008
(All amounts in RMB millions, except per share data)

		Year ended 31 December
			2007
	Note	2008	As restated (Note 3)

Continuing operations
Revenue	4, 12	148,906	150,687

Interconnection charges		(12,011)	(11,214)
Depreciation and amortisation		(47,678)	(47,369)
Networks, operations and support expenses		(16,577)	(16,022)
Employee benefit expenses		(18,902)	(17,540)
Other operating expenses		(33,582)	(32,776)
Finance costs		(2,411)	(3,231)
Interest income		239	285
Impairment loss on property, plant and equipment	5	(11,837)	—
Realised loss on changes in fair value of derivative component of the convertible bonds		—	(569)
Other income — net		1,994	4,990

Profit from continuing operations before income tax		8,141	27,241
Income tax expenses	6	(1,801)	(7,083)

Profit from continuing operations		6,340	20,158

Discontinued operations
Profit from discontinued operations	13	1,438	654
Gain from the disposal of discontinued operations	13	26,135	626

Profit for the year		33,913	21,438

Attributable to:
Equity holders of the Company		33,912	21,437
Minority interest		1	1

		33,913	21,438

Proposed final dividend	14	4,754	6,427

Dividend paid during the year		6,231	5,885

Earnings per share for profit attributable to the equity holders of the Company during the year

Basic earnings per share (RMB)	15	1.43	0.93

		Year ended 31 December
			2007
	Note	2008	As restated (Note 3)

Diluted earnings per share (RMB)	15	1.42	0.92

Earnings per share for profit from continuing operations attributable to the equity holders of the Company during the year

Basic earnings per share (RMB)	15	0.27	0.87

Diluted earnings per share (RMB)	15	0.27	0.86

Earnings per share for profit from discontinued operations attributable to the equity holders of the Company during the year

Basic earnings per share (RMB)	15	1.16	0.06

Diluted earnings per share (RMB)	15	1.15	0.06

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2008
(All amounts in RMB millions)

		Year ended 31 December
			2007
			As restated
	Note	2008	(Note 3)

Cash flows from operating activities
Cash generated from operations	(a)	67,204	76,608
Interest received		246	287
Interest paid		(3,011)	(3,511)
Income tax paid		(7,765)	(8,128)

Net cash inflow from operating activities of continuing operations		56,674	65,256
Net cash inflow from operating activities of discontinued operations	13	656	1,225

Net cash inflow from operating activities		57,330	66,481

Cash flows from investing activities
Purchase of property, plant and equipment		(47,747)	(41,798)
Proceeds from disposal of property, plant and equipment and other assets		252	145
Consideration for purchase of business and entity under common control		(5,880)	(3,139)
Decrease/(increase) in short-term bank deposits		497	(434)
Purchase of other assets		(1,612)	(2,415)

Net cash outflow from investing activities of continuing operations		(54,490)	(47,641)
Net cash inflow from investing activities of discontinued operations	13	29,489	3,078

Net cash outflow from investing activities		(25,001)	(44,563)

Cash flows from financing activities
Proceeds from exercise of share options		450	532
Proceeds from short-term commercial paper		10,000	20,000
Proceeds from short-term bank loans		50,714	63,837
Proceeds from long-term bank loans		2,888	2,559
Proceeds from issuance of corporate bonds		5,000	2,000
Proceeds from related party loans		—	2,249
Repayment of short-term commercial paper		(20,000)	(16,646)
Repayment of short-term bank loans		(51,784)	(82,965)
Repayment of long-term bank loans		(23,832)	(13,416)
Repayment of capital element of finance lease payments		(101)	(890)
Repayment of related party loans		(2,222)	—
Payment of prior years distribution		(101)	(1,180)
Dividends paid to equity holders	14	(6,082)	(5,885)

		Year ended 31 December
			2007
			As restated
	Note	2008	(Note 3)

Net cash outflow from financing activities of continuing operations		(35,070)	(29,805)
Net cash outflow from financing activities of discontinued operations		—	—

Net cash outflow from financing activities		(35,070)	(29,805)

Net cash outflow from continuing operations		(32,886)	(12,190)
Net cash inflow from discontinued operations	13	30,145	4,303

Net decrease in cash and cash equivalents		(2,741)	(7,887)
Cash and cash equivalents, beginning of year		11,979	19,866

Cash and cash equivalents, end of year		9,238	11,979

Analysis of the balances of cash and cash equivalents:
Cash balances		6	8
Bank balances		9,232	11,971

		9,238	11,979

(a)	The reconciliation of profit from continuing operations before income tax to cash generated from continuing operations is as follows:

	Year ended 31 December
		2007
		As restated
	2008	(Note 3)

Profit from continuing operations before income tax	8,141	27,241
Adjustments for:
Depreciation and amortisation	47,678	47,369
Interest income	(239)	(285)
Finance costs	2,135	2,922
Loss on disposal of property, plant and equipment and other assets	2	140
Gain on non-monetary assets exchange	(1,305)	(386)
Share-based compensation costs	84	170
Provision for doubtful debts	2,900	2,200
Impairment loss on property, plant and equipment	11,837	—
Realised loss on changes in fair value of derivative component of the convertible bonds	—	569

Changes in working capital:
Increase in accounts receivable	(1,683)	(2,400)
(Increase)/decrease in inventories	(109)	16
Decrease in other assets	833	1,619
Decrease/(increase) in prepayments and other current assets	669	(1,028)
Decrease/(increase) in amounts due from related parties	63	(24)
(Increase)/decrease in amounts due from domestic carriers	(49)	28
(Decrease)/increase in payables and accrued liabilities	(991)	2,376
Increase in advances from customers	1,159	407
Decrease in deferred revenue	(2,987)	(2,899)
Decrease in amounts due to ultimate holding company	(735)	(369)
Decrease in amounts due to related parties	(995)	(797)
Increase/(decrease) in amounts due to domestic carriers	796	(261)

Cash generated from operations	67,204	76,608

NOTES (All amounts in RMB millions unless otherwise stated)

1.	GENERAL INFORMATION
China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. On 15 October 2008, the name of the Company was changed from “China Unicom Limited ” to “China Unicom (Hong Kong) Limited ”. Prior to the disposal of the CDMA cellular business to China Telecom Corporation Limited (“China Telecom”) and the merger with China Netcom Group Corporation (Hong Kong) Limited (“China Netcom”) on 1 October 2008 and 15 October 2008, respectively, as described below, the principal activities of the Company are investment holding and the Company’s subsidiaries were principally engaged in the provision of GSM and CDMA cellular, long distance, data and Internet services in the PRC. Upon the merger with China Netcom, the Company’s subsidiaries also provide fixed line voice and value-added services, broadband and other Internet-related services, information communications technology services, business and data communications services and advertising and media services (hereinafter collectively referred to as the “Fixed-line business”) in the PRC. The GSM and CDMA businesses are hereinafter collectively referred to as the “Cellular Business”. The Company and its subsidiaries are hereinafter referred to as the “Group”.

The immediate holding company of the Company is China Unicom (BVI) Limited (“Unicom BVI”). The majority of the equity interest in Unicom BVI is owned by China United Telecommunications Corporation Limited (“A Share Company”, a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002). The majority of the equity interest in A Share Company is owned by China United Network Communications Group Company Limited (formerly known as China United Telecommunications Corporation, a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”). In connection with the merger between the Company and China Netcom, Unicom BVI and China Netcom Group Corporation (BVI) Limited (“Netcom BVI”, the immediate holding company of China Netcom) entered into a concert party agreement on 22 September 2008, pursuant to which each of Unicom BVI and Netcom BVI will become persons acting in concert under the Hong Kong Takeovers Code in respect of their aggregate shareholding in the Company and agree, amongst others, to cooperate actively to obtain or consolidate control of the Company following completion of the merger. The directors of the Company consider Unicom Group to be the ultimate holding company of the Company.

On 15 November 2008, the Company was notified by its substantial shareholders, Unicom BVI and Netcom BVI, that their respective parent companies, namely, Unicom Group and China Network Communications Group Corporation (a state-owned enterprise established in the PRC, the parent company of Netcom BVI, hereinafter referred to as “Netcom Group”), have agreed to undertake a merger (the “Parent Merger”). On 6 January 2009, the Company was notified by its substantial shareholders that the Parent Merger, through the absorption of Netcom Group by Unicom Group has been approved by the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”) and has become effective. As a result of the Parent Merger, Unicom Group has assumed all the rights and obligations of Netcom Group, all the assets, liabilities and business of Netcom Group including the connected transaction agreements with the Group vested in Unicom Group. Netcom Group will be deregistered accordingly by laws and Unicom Group remains to be the ultimate holding company of the Company.

The financial figures in respect of the announcement of the Group’s results for the year ended 31 December 2008 have been agreed by the Group’s auditor, PricewaterhouseCoopers, to the amounts set out in the Group’s audited consolidated financial statements for the year. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”) and consequently no assurance has been expressed by PricewaterhouseCoopers on the announcement.

Disposal of the Group’s CDMA business to China Telecom

On 2 June 2008, the Company, China United Network Communications Corporation Limited (“CUCL”, formerly known as “China Unicom Corporation Limited”, a wholly-owned subsidiary of the Company) and China Telecom entered into a CDMA business framework agreement (“the Framework Agreement”), which set out the terms and conditions on which the Company, CUCL and China Telecom would proceed with the CDMA business disposal whereby CUCL will sell, and China Telecom would purchase, the CDMA business operated by the Group. The CDMA business was defined in the Framework Agreement to include the CDMA mobile telecommunication operations, and its related assets (including certain jointly used CDMA base stations to be agreed between CUCL and China Telecom) and liabilities owned and operated by CUCL. Pursuant to the Framework Agreement, the consideration for the proposed CDMA business disposal was RMB43.8 billion and was payable by China Telecom to the Group in cash in three installments. The consideration was subject to a price adjustment mechanism based on the CDMA service revenue generated by the Group for the six months ended 30 June 2007 and 30 June 2008. Based on the CDMA service revenue generated by the Group for the six months ended 30 June 2007 and 30 June 2008, and as agreed by the Company and China Telecom, there was no subsequent adjustment to the consideration as a result of the price adjustment mechanism. The completion of the proposed CDMA business disposal was subject to various conditions as set forth in the Framework Agreement.

On 27 July 2008, the Company, CUCL and China Telecom further entered into a CDMA business disposal agreement (“the Disposal Agreement”). Pursuant to the Disposal Agreement , the Company and CUCL agreed to sell and China Telecom agreed to purchase: (i) the entire CDMA business, which is owned and operated by CUCL, together with the assets of CUCL which are relevant to the CDMA operations and the rights and liabilities of CUCL relating to its CDMA subscribers, immediately prior to the completion date; (ii) the entire equity interest in China Unicom (Macau) Company Limited (“Unicom Macau”, a subsidiary of the Company); and (iii) 99.5% of the equity interest in Unicom Huasheng Telecommunications Technology Company Limited (“Unicom Huasheng”, a subsidiary of CUCL) representing the entire equity interest in Unicom Huasheng held by CUCL (collectively referred to as the “CDMA Business”). The scope of the CDMA Business was set out in the Disposal Agreement and the detailed items were confirmed by the Company, CUCL and China Telecom in a final list of the detailed items of the CDMA Business.

An extraordinary general meeting of the shareholders of the Company at which the above Disposal Agreement was approved was held on 16 September 2008. As all of the conditions of the CDMA Business disposal as specified in the Disposal Agreement were satisfied or were deemed to have been satisfied, the CDMA Business disposal was completed on 1 October 2008 and the Group recorded a gain on disposal of approximately RMB26.1 billion for the year ended 31 December 2008. For details, please refer to Note 13.

Merger between the Company and China Netcom by way of a scheme of arrangement of China Netcom (hereinafter referred to as the “2008 Business Combination”)

On 2 June 2008, the Company and China Netcom jointly announced that the Company had formally presented a share proposal, an ADS proposal, and an option proposal to the board of directors of China Netcom, and requested China Netcom’s board of directors to put forward the proposals to the shareholders of China Netcom to consider a merger of the Company and China Netcom (“Proposed Merger”) by way of a scheme of arrangement of China Netcom (the “Scheme”) under Section 166 of the Hong Kong Companies Ordinance.

Pursuant to the aforementioned share proposal and ADS proposal, each holder of a China Netcom share or China Netcom ADS was entitled to receive 1.508 new ordinary shares or 3.016 new ADSs of the Company, respectively, for every China Netcom share and China Netcom ADS held. Under the option proposal, the Company would establish a new option plan, and each holder of China Netcom option would be entitled to receive new options of the Company to acquire the Company’s shares in exchange for their outstanding China Netcom options (whether vested or not). The grant of these options would be based on a formula that valued the new options of the Company received by a holder of China Netcom options equivalent to the “see-through” price of that holder’s outstanding China Netcom options.

An extraordinary general meeting of the shareholders of the Company at which the resolutions described above was approved was held on 16 September 2008 and the Scheme was sanctioned by the Hong Kong High Court on 14 October 2008. The consideration for the 2008 Business Combination was approximately HK$117.2 billion which was satisfied by the issuance of 10,102,389,377 ordinary shares of HK$0.10 each of the Company. As all of the conditions of the above proposals and the Scheme as specified in the Scheme document had been satisfied, the Scheme became effective on 15 October 2008.

Incorporation of Unicom Huakai Telecommunications Company Limited (“Unicom Huakai”)

On 19 August 2008, CUCL established a wholly-owned subsidiary, Unicom Huakai, which is principally engaged in sales of handsets and telecommunications equipment and provision of technical services. The paid-in capital of Unicom Huakai is RMB500 million.

On 26 December 2008, the name of Unicom Huakai was changed to Unicom Vsens Telecommunications Company Limited.

Incorporation of China Unicom Mobile Network Company Limited (“Unicom Mobile Network”)

On 31 December 2008, CUCL established a wholly-owned subsidiary, Unicom Mobile Network, which is principally engaged in construction and maintenance of the Group’s network. The paid-in capital of Unicom Mobile Network is RMB500 million.

Proposed merger between CUCL and China Netcom (Group) Company Limited (a wholly- owned foreign enterprise established in the PRC, hereinafter referred to as “CNC China”, a wholly-owned subsidiary of China Netcom)

On 15 October 2008, as part of the Company’s integration with China Netcom, the Company entered into an agreement with three of its wholly-owned subsidiaries, namely (i) China Netcom; (ii) CUCL and (iii) CNC China, pursuant to which CUCL would merge with, and absorb, CNC China. The merged company would retain the name of China United Network Communications Corporation Limited and would remain a wholly-owned subsidiary of the Company. The merger between CUCL and CNC China became effective on 1 January 2009.

2007 disposal and business combination activities
•	Disposal of the fixed-line telecommunications operations in Guangdong Province and Shanghai Municipality branches (“Guangdong and Shanghai Branches”)

On 15 January 2007, the Company’s wholly-owned subsidiary, CNC China entered into an assets transfer agreement with Netcom Group. Pursuant to the agreement, CNC China agreed to sell its assets and liabilities in relation to its fixed-line telecommunications operations in Guangdong and Shanghai Branches in the PRC to Netcom Group for cash consideration of RMB3.5 billion. The disposal was completed on 28 February 2007 upon the approval granted from the Ministry of Industry and Information Technology (“MIIT”, the former Ministry of Information Industry has been consolidated into the MIIT).

•	Purchase of assets and business of Guizhou branch of Unicom Group

Pursuant to an asset transfer agreement entered between CUCL and Unicom Group on 16 November 2007, CUCL agreed to purchase the GSM cellular telecommunication assets and business, and the CDMA cellular telecommunication business (operated through a leasing of CDMA network capacity from Unicom New Horizon Mobile Telecommunications Company Limited (“Unicom New Horizon”, a wholly-owned subsidiary of Unicom Group)) of Guizhou branch of Unicom Group (“Guizhou Business”) at a cash consideration of RMB880 million. In addition, pursuant to the asset transfer agreement, the profit or loss of the Guizhou Business for the period from 31 December 2006 to 31 December 2007 (i.e, the effective date of the acquisition) was transferred to Unicom Group.

•	Acquisition of Beijing Telecommunications Planning and Designing Institute Corporation Limited (“Beijing Telecom P&D Institute”)

On 5 December 2007, China Netcom Group System Integration Limited Corporation (“System Integration Corporation”), a wholly-owned subsidiary of CNC China, entered into an equity interest transfer agreement with China Netcom Group Beijing Communications Corporation (“Beijing Communications Corporation”, a subsidiary of Netcom Group), pursuant to which System Integration Corporation agreed to acquire the entire equity interest of Beijing Telecom P&D Institute from Beijing Communications Corporation for a total consideration of RMB299 million. The acquisition was completed on 31 December 2007.

2.	First-time Adoption of International Financial Reporting Standards (“IFRSs”) and Statement of Compliance
These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). These financial statements also comply with HKFRSs, which are consistent with IFRSs, as well as the applicable disclosure provisions of the Rules Governing the Listing of Securities on the SEHK and the requirements of the Hong Kong Companies Ordinance.

Although HKFRSs have been fully converged with IFRSs in all material respects since 1 January 2005, these financial statements are the first published financial statements in which the Group makes an explicit and unreserved statement of compliance with IFRSs. Therefore, in preparing these financial statements, management has given due consideration to the requirements of IFRS 1, “First-time Adoption of International Financial Reporting Standards”. As the Group’s financial statements for the year ended 31 December 2008 are the first annual financial statements that comply with IFRSs and HKFRSs, the Group is required to establish its IFRS accounting policies for the year ended 31 December 2008 and except for the standard described below, apply these retrospectively to determine the IFRS opening balance sheet at its date of transition, 1 January 2007, being the beginning of the earliest period for which the Group presents full comparative information in these financial statements.

With due regard to the Group’s accounting policies in previous periods and the requirements of IFRS 1, management has elected to apply the optional exemption to not apply IFRS 3 “Business Combinations” retrospectively to past business combinations that occurred prior to 1 January 2005. In addition, the Group has elected to apply IFRS 2”Share-based Payment” to equity instruments that were granted after 7 November 2002 that vested on or after 1 January 2005. As a result, the conversion from HKFRS to IFRS did not result in any impact on the Group’s accounts. As such, the Group makes an explicit and unreserved statement of compliance with IFRSs in the first IFRS financial statements which included amounts arising from business combinations in prior years in the comparatives. Accordingly, these financial statements continue to include a statement of compliance with HKFRSs as well as including for the first time a statement of compliance with IFRSs, without adjustment to the Group’s and the Company’s financial position, the Group’s financial performance or cash flows either at the date of transition to IFRSs or at the end of latest period presented in accordance with HKFRSs.

The comparative amounts of the consolidated financial statements were restated in accordance with HKFRSs. For details, please refer to Note 3. Under IFRS, there is no restatement for the changes in accounting policies as the same accounting policies are used in the opening balance sheet and throughout all periods presented.

3.	Basis of Preparation
The consolidated financial statements have been prepared under the historical cost convention, modified by the revaluation of property, plant and equipment (other than buildings and telecommunications equipment of the GSM business), and financial assets and financial liabilities (including derivative financial instruments) at fair value through profit or loss.

Discontinued Operations

On 2 June 2008, the Company, CUCL and China Telecom entered into the Framework Agreement to dispose of the assets and liabilities in relation to the CDMA business and the disposal was completed on 1 October 2008. In accordance with IFRS/HKFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” issued by the IASB/HKICPA (“IFRS/HKFRS 5”), the results and cash flows of the operations of the CDMA business segment of the Group have been presented as discontinued operations in the consolidated income statement and cash flow statement of the Group for the year ended 31 December 2008, and the 2007 comparative figures for the consolidated income statement and cash flow statement were also reclassified as discontinued operations accordingly. The difference between the consideration received and receivable and the book value of net assets disposed of is recorded as gain/loss on disposal of discontinued operations in the consolidated income statement for the year ended 31 December 2008.

On 15 January 2007, CNC China entered into an assets transfer agreement with Netcom Group to dispose of the assets and liabilities in relation to the telecommunications operations of its Guangdong and Shanghai Branches in the PRC and the disposal was completed on 28 February 2007. In accordance with IFRS/HKFRS 5, the results and cash flows of the operations of the Guangdong and Shanghai Branches have been presented as discontinued operations in the consolidated income statement and cash flow statement of the Group for the year ended 31 December 2007.

For details, please refer to Note 13.

Business Combination of Entities and Business under Common Control

The merger between the Company and China Netcom is considered to be a business combination of entities under common control as their respective ultimate holding companies, namely Unicom Group and Netcom Group, are both under the common control of SASAC. Further, the 2008 Business Combination was carried out by reference to the Announcement on Deepening the Reform of the Structure of the Telecommunications Sector dated 24 May 2008 jointly issued by MIIT, the National Development and Reform Commission(“NDRC”) and the Ministry of Finance of the PRC. As set out in Note 1, Unicom Group and Netcom Group had merged on 6 January 2009 following the merger between the Company and China Netcom.

The acquisition of Beijing Telecom P&D Institute in 2007 was considered to be a business combination of entities under common control of Netcom Group as Beijing Telecom P&D Institute was a wholly-owned subsidiary of China Netcom Group Beijing Communications Corporation, which is a wholly-owned subsidiary of Netcom Group.

The acquisition of Guizhou Business in 2007 was also considered to be a business combination of entity and business under common control as the Group and Guizhou Business were both under the common control of Unicom Group.

Upon the adoption of HKFRS in 2005 by the Group, the above transactions have been accounted for using merger accounting in accordance with the Accounting Guideline 5 “Merger Accounting for Common Control Combinations” (“AG 5”) issued by the HKICPA. With regard to IFRS, the Group adopted the accounting policy to account for business combinations of entities and businesses under common control using the predecessor values method which is consistent with HKFRS. The acquired assets and liabilities are stated at predecessor values, and are included in the consolidated financial statements from the beginning of the earliest period presented as if the entities and business acquired had always been part of the Group.

Change of Accounting Policies and Estimates

Since the 2008 Business Combination is accounted for as a business combination of entities under common control, the Group has restated all its HKFRS 2007 comparative amounts as if the merger had been completed on the earliest date of the periods being presented, i.e., 1 January 2007. In addition, to align the accounting policies of the Group and China Netcom, the Group has adopted the following changes solely to its HKFRS accounting policies:
(a)	Measurement of property, plant and equipment

Pursuant to a resolution passed by the Board of Directors on 13 August 2008, the Group changed the following accounting policies for the property, plant and equipment held by the Group prior to the merger with China Netcom:
1)	Buildings are stated at historical costs less accumulated depreciation and accumulated impairment losses instead of at revalued amounts;

2)	Other property, plant and equipment (other than the telecommunications equipment of GSM business) are stated at revalued amounts instead of historical costs less accumulated depreciation and accumulated impairment losses.
The change in accounting policy in relation to buildings has been applied on a retrospective basis. The change in accounting policy for other property, plant and equipment (other than the telecommunications equipment of GSM business) to the revaluation basis has been treated as a revaluation occurring at the beginning of the earliest period presented in these financial statements. Accordingly, a revaluation of property, plant and equipment (other than the telecommunications equipment of GSM business) as at 1 January 2007 was performed by an independent property valuation firm, using the replacement cost or open market value approach, as appropriate.

The impact of the change of accounting policies for property, plant and equipment is summarised as follows:

	As at	As at		Year ended
	1 January	31 December		31 December
	2007	2008	2007	2008	2007

Continuing operations:
Change in measurement of buildings
Decrease in property, plant and equipment, net	(349)	(324)	(335)	—	—
Decrease in deferred tax liabilities	104	73	76	—	—
Decrease in revaluation reserve	273	304	301	—	—
Increase in retained profits	(28)	(53)	(42)	—	—
Decrease in depreciation and amortisation charge	—	—	—	(11)	(14)
Increase in deferred tax expense	—	—	—	3	—

Change in measurement of other property, plant and equipment (other than the telecommunications equipment of GSM business)
Decrease in property, plant and equipment	(814)	(504)	(659)	—	—
Increase in deferred tax assets	269	125	164	—	—
Increase in revaluation reserve, net	(265)	(135)	(215)	—	—
Decrease in retained profits	810	514	710	—	—
Decrease in depreciation and amortisation charge	—	—	—	(155)	(155)
Increase in deferred tax expense	—	—	—	39	128
The above changes in accounting policies did not have a significant impact on the earnings per share for the year ended 31 December 2008 and 2007.

(b)	Subscriber points reward program
The Group has implemented a subscriber points reward program, which is a bonus points based scheme that rewards subscribers according to their service consumption, loyalty and payment history. In prior years, the Group recognised the estimated costs under the subscriber points reward program as “other operating expenses”. In 2008, the Group early adopted IFRIC/HK(IFRIC)-Int 13. Upon the early adoption of IFRIC/HK(IFRIC)-Int 13, a portion of the consideration received or receivable from customers is allocated to the bonus points by reference to their fair value. The fair value of the subscriber points award is recorded as deferred revenue when the rewards are granted and recognised as revenue when the points are redeemed or expired. The deferred revenue is recognised based on (i) the value of each bonus point awarded to subscribers, and (ii) the number of bonus points related to subscribers who are qualified or expected to be qualified to exercise their redemption right at each balance sheet date. The adoption of IFRIC/HK(IFRIC)-Int 13 represents a change solely in HKFRS accounting policy which has been applied retrospectively so the comparatives presented have been restated to conform to the changed policy.

The impact of the above changes is summarised as follows:

	As at	As at
	31 December	31 December
	2008	2007

Decrease in payables and accrued liabilities	(118)	(634)
Increase in deferred revenue	118	634

	Year ended	Year ended
	31 December	31 December
	2008	2007

Continuing operations:

Increase/(decrease) in revenue	264	(55)
(Increase)/ decrease in expense	(264)	55

Discontinued operations:

Increase/(decrease) in revenue	118	(23)
(Increase)/ decrease in expense	(118)	23
The following table summarises the changes to the 2007 comparative financial information in connection with the disposal of the CDMA Business, 2008 Business Combination and change in accounting policies:

	As	CDMA Business		Change in
	previously	(discontinued	2008 Business	accounting
	reported	operations)	Combination	policies	Eliminations	As restated

For the year ended/ as at 31 December 2007

Results of continuing operations:
Revenue	99,539	(31,197)	84,005	(78)	(1,582)	150,687
Profit for the year	9,301	(656)	11,472	41	—	20,158

Financial position:
Non-current assets	132,588	—	170,078	(754)	—	301,912
Current assets	16,834	—	15,508	—	(167)	32,175
Total assets	149,422	—	185,586	(754)	(167)	334,087
Non-current liabilities	2,974	—	27,917	634	—	31,525
Current liabilities	49,231	—	75,616	(634)	(167)	124,046
Total liabilities	52,205	—	103,533	—	(167)	155,571
Net assets	97,217	—	82,053	(754)	—	178,516
Going Concern Assumption

As at 31 December 2008, the current liabilities of the Group exceeded the current assets by approximately RMB89.1 billion (2007: approximately RMB91.9 billion). Given the current global economic conditions and the Group’s expected capital expenditure in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:
•	The Group’s continuous net cash inflow from operating activities.

•	Unutilised banking facilities of approximately RMB92.0 billion; and

•	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.
In addition, the Group will continue to optimise its fund raising strategy from short, medium and long-term perspectives and to seize the opportunity in the current capital market to take advantage of the low interest rates by issuing medium to long-term debts with low financing cost.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the consolidated financial statements of the Group for the year ended 31 December 2008 have been prepared under the going concern basis.

Critical Accounting Policies and Estimates

Except as discussed in Note 3 under sub-section “Change of Accounting Policies and Estimates” point (a) “Measurement of property, plant and equipment” and point (b) “Subscriber points reward program”, respectively, the accounting policies and estimates adopted in the preparation of the annual financial statements for the year ended 31 December 2008 are consistent with those used in preparing the annual financial statements for the year ended 31 December 2007.

4.	SEGMENT INFORMATION
Upon the completion of the merger between the Company and China Netcom on 15 October 2008, the Group’s business has become more diversified and management reassessed the segment information presentation for the year ended 31 December 2008. The Group revised its basis of reporting to chief operating decision maker by combining the data and Internet business and long distance business previously separately reported together with the fixed-line business to better reflect its business segment results based on the underlying risk and rewards of the businesses. Accordingly, the comparative figures have been restated to conform with the current year’s presentation.

The Group’s continuing operations comprise two business segments based on the various types of telecommunications services mainly provided to customers in Mainland China. The major business segments operated by the Group are classified as below:

Continuing operations:
•	GSM business — the provision of GSM telephone and related services in all 31 provinces, municipalities and autonomous regions in Mainland China;

•	Fixed-line business — the provision of fixed-line telecommunications and related services in Liaoning, Jilin, Heilongjiang, Shandong, Shanxi, Neimenggu, Henan and Hebei provinces, Tianjin and Beijing municipalities and the provision of domestic and international data and Internet related services and domestic and international long distance and related services in all 31 provinces, municipalities and autonomous regions in Mainland China previously separately reported by the Group.
Discontinued operations:
•	CDMA business — the provision of CDMA telephone and related services, through a leasing arrangement for CDMA network capacity from Unicom New Horizon;

•	Fixed-line business — the provision of fixed-line telecommunications and related services in Guangdong and Shanghai Branches.
The Group’s primary measure of segment results is based on segment profit or loss before income tax. Unallocated costs primarily represent corporate expenses, realised loss on changes in fair value of derivative component of convertible bonds and income tax expense whilst unallocated income represents interest income and other gains (including the tax refund on reinvestment in subsidiaries), which cannot be identified to different operating segments.

4.1	Business Segments

	2008
					Discontinued
					operations
					(Up to
					effective date
	Continuing operations				of disposal)
					Total
	GSM	Fixed-line	Unallocated		continuing	CDMA
	business	business	amounts	Elimination	operations	business	Total

Service revenue	64,704	82,548	—	—	147,252	19,077	166,329
Sales of telecommunications products	550	1,104	—	—	1,654	3,253	4,907

Total revenue from external customers	65,254	83,652	—	—	148,906	22,330	171,236
Intersegment revenue	157	3,314	—	(3,471)	—	—	—

Total revenue	65,411	86,966	—	(3,471)	148,906	22,330	171,236
Interconnection charges	(10,753)	(4,603)	—	3,345	(12,011)	(1,692)	(13,703)
Depreciation and amortisation	(18,786)	(28,892)	—	—	(47,678)	(411)	(48,089)
Networks, operations and support expenses	(6,658)	(10,038)	—	119	(16,577)	(7,780)	(24,357)
Employee benefit expenses	(5,137)	(13,718)	(47)	—	(18,902)	(1,600)	(20,502)
Other operating expenses	(15,976)	(17,272)	(341)	7	(33,582)	(8,966)	(42,548)
Financial income/(costs)	175	(2,632)	(668)	714	(2,411)	(6)	(2,417)
Interest income	309	105	539	(714)	239	10	249
Impairment loss on property, plant and equipment	—	(11,837)	—	—	(11,837)	—	(11,837)
Other income — net	110	1,884	—	—	1,994	22	2,016

Segment profit (loss) before income tax	8,695	(37)	(517)	—	8,141	1,907	10,048

Income tax expenses					(1,801)	(469)	(2,270)
Gain on the disposal of the CDMA business					—	26,135	26,135

Profit for the year					6,340	27,573	33,913

Attributable to:
Equity holders of the Company					6,340	27,572	33,912
Minority interest					—	1	1

					6,340	27,573	33,913

Other information:
Provision for doubtful debts	(1,371)	(1,529)	—	—	(2,900)	(383)	(3,283)

Capital expenditures for segment assets (a)	33,852	26,957	9,676	—	70,485	—	70,485

	2007 (As restated)
						Discontinued operations (Up to
	Continuing operations					effective date of disposal)
							Fixed-line
							business -
							Guangdong
					Total		and	Total
	GSM	Fixed-line	Unallocated		continuing	CDMA	Shanghai	discontinued
	business	business	amounts	Elimination	operations	business	Branches	operations	Total

Service revenue	62,547	87,200	—	—	149,747	26,309	615	26,924	176,671
Sales of telecommunications products	12	928	—	—	940	4,888	—	4,888	5,828

Total revenue from external customers	62,559	88,128	—	—	150,687	31,197	615	31,812	182,499
Intersegment revenue	173	3,724	—	(3,897)	—	—	—	—	—

Total revenue	62,732	91,852	—	(3,897)	150,687	31,197	615	31,812	182,499
Interconnection charges	(10,022)	(5,032)	—	3,840	(11,214)	(2,164)	(151)	(2,315)	(13,529)
Depreciation and amortisation	(19,044)	(28,325)	—	—	(47,369)	(632)	(141)	(773)	(48,142)
Networks, operations and support expenses	(6,256)	(9,820)	—	54	(16,022)	(10,203)	(91)	(10,294)	(26,316)
Employee benefit expenses	(4,499)	(12,996)	(45)	—	(17,540)	(1,823)	(57)	(1,880)	(19,420)
Other operating expenses	(14,132)	(18,619)	(28)	3	(32,776)	(15,227)	(154)	(15,381)	(48,157)
Financial income/(costs)	134	(3,297)	(724)	656	(3,231)	(15)	(26)	(41)	(3,272)
Interest income	107	136	698	(656)	285	15	—	15	300
Realised loss on changes in fair value of derivative component of the convertible bonds	—	—	(569)	—	(569)	—	—	—	(569)
Other income — net	132	2,077	2,781	—	4,990	7	2	9	4,999

Segment profit (loss) before income tax	9,152	15,976	2,113	—	27,241	1,155	(3)	1,152	28,393

Income tax expenses					(7,083)			(498)	(7,581)
Gain on the disposal of Guangdong and Shanghai Branches					—			626	626

Profit for the year					20,158			1,280	21,438

Attributable to:
Equity holders of the Company					20,158			1,279	21,437
Minority interest					—			1	1

					20,158			1,280	21,438

Other information:
(Provision)/reversal for doubtful debts	(1,258)	(942)	—	—	(2,200)	(395)	17	(378)	(2,578)

Capital expenditures for segment assets (a)	16,332	20,040	9,587	—	45,959	—	443	443	46,402

	31 December 2008
	GSM	CDMA	Fixed-line	Unallocated
	business	business	business	amounts	Elimination	Total

Total segment assets	168,782	—	202,645	16,329	(42,832)	344,924

Total segment liabilities	82,027	—	98,699	320	(42,832)	138,214

	31 December 2007
	(As restated)
	GSM	CDMA	Fixed-line	Unallocated
	business	business	business	Amounts	Elimination	Total

Total segment assets	112,657	9,885	210,649	17,234	(16,338)	334,087

Total segment liabilities	49,118	9,101	109,891	3,799	(16,338)	155,571

(a)	Capital expenditures classified under “Unallocated amounts” represent capital expenditures on common facilities, which benefit all business segments.

4.2	Geographical Segments
The customers of the Group’s services are mainly in Mainland China. There is no other geographical segment with segment revenue from external customers equal to or greater than 10% of total revenue.

In addition, although the Group has its corporate headquarters in Hong Kong, a substantial portion of the Group’s non-current assets (including property, plant and equipment and other assets) are situated in Mainland China, as the Group’s principal activities are conducted in Mainland China. For 2008 and 2007, substantially all capital expenditures were incurred to acquire assets located in Mainland China and less than 10% of the Group’s assets and operations are located outside Mainland China. Accordingly, no geographical segment information is presented.

5.	PROPERTY, PLANT AND EQUIPMENT
Upon the completion of the merger with China Netcom (Note 1), management reconsidered the Group’s strategy regarding the Personal Handyphone System (“PHS”) services business and expected to gradually phase out this operation. Accordingly, it was expected that the economic performance of PHS services business would deteriorate significantly. Updated analyses and forecasts were prepared by the Group to determine if there had been an impairment of assets. The test for impairment was conducted for the PHS services business related equipment, after considering the expected significant decline in revenue and profitability in 2009 and onwards. The impaired PHS services related equipment was written down to their recoverable values, which was determined based on their estimated value in use. Estimated value in use is determined based on the present value of estimated future net cash flows expected to arise from the continuing use of the PHS services related equipment. In estimating the future net cash flows, the Group has made key assumptions and estimates on the appropriate discount rate adopted, the period covered by the cash flow forecast, the future loss of customers, and the expected decrease in average revenue per subscriber.

These assumptions and estimates are made after considering the historical trends, the prevailing market trends, expected remaining life of the PHS services business and the physical conditions of the PHS services related equipment. Based on the above, the Group recognised an impairment loss on PHS services related equipment of approximately RMB11,837 million for the year ended 31 December 2008 (2007: Nil).

6.	TAXATION
Provision for taxation represents:

		2007
	2008	(As restated)

Provision for enterprise income tax on the estimated taxable profits for the year
— Hong Kong	24	18
— Outside Hong Kong	4,631	7,169

	4,655	7,187
Deferred taxation	(2,854)	(104)

Income tax expense	1,801	7,083

Hong Kong profits tax has been provided at the rate of 16.5% (2007: 17.5%) on the estimated assessable profit for the year. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates. The Company’s subsidiaries are mainly operated in the PRC, the applicable standard enterprise income tax rate is 25% (2007: 33%).

Pursuant to the new PRC enterprise income tax law passed by the Tenth National People’s Congress on 16 March 2007, the new enterprise income tax rates for domestic and foreign enterprises are unified at 25% and are effective from 1 January 2008 (2007: 33%). However, for entities operating in special economic zones that previously enjoyed preferential tax rates, the applicable tax rate will be increased progressively to 25% over a five-year period.

7.	ACCOUNTS RECEIVABLE, NET
The aging analysis of accounts receivable is as follows:

		2007
	2008	(As restated)

Within one month	6,078	7,295
More than one month to three months	1,479	2,595
More than three months to one year	2,792	2,882
More than one year	1,438	1,212

	11,787	13,984
Less: Provision for doubtful debts	(3,200)	(2,970)

	8,587	11,014

The normal credit period of the business granted by the Group is on average between 30 days to 90 days, from the date of billing.

There is no significant concentration of credit risk with respect to individual customers’ receivables, as the Group has a large number of customers.

8.	RESERVES

	Employee
	share-based
	compensation	Revaluation	Statutory
	reserve	reserve	reserves	Other reserve	Total

Balance at 1 January 2007 (As previously reported)	264	272	3,019	453	4,008
Change of accounting policy on measurement of property, plant and equipment (Note 3)	—	(8)	—	—	(8)
Adjusted for 2008 Business Combination under common control (Note 1)	125	2,886	11,811	40,663	55,485

Balance at 1 January 2007 (As restated)	389	3,150	14,830	41,116	59,485
Effect of change of statutory income tax rate on deferred tax	—	135	—	(664)	(529)
Currency translation differences	—	—	—	(15)	(15)
Transfer to retained earnings in respect of depreciation differences on revalued assets	—	(2,103)	—	(104)	(2,207)
Transfer to retained earnings in respect of revaluation reserve relating to disposal of Guangdong and Shanghai Branches	—	(69)	—	20	(49)
Consideration for purchase of business and entity under common control (Note 1)	—	—	—	(1,179)	(1,179)
Distributions due to business combinations of entities and business under common control (Note 1)	—	—	—	(101)	(101)
Transfer of profits to other reserve due to purchase of Guizhou Business under common control (Note 1)	—	—	—	95	95
Capitalisation of retained profits	—	—	—	17,295	17,295
Transfer to statutory reserves	—	—	1,517	—	1,517
Appropriation to statutory reserves	—	—	1,586	—	1,586
Employee share option scheme:
—Value of employee services	216	—	—	—	216
—Issuance of share upon exercise of options	(89)	—	—	250	161

Balance at 31 December 2007 (As restated)	516	1,113	17,933	56,713	76,275

Balance at 1 January 2008 (As previously reported)	363	302	3,737	(433)	3,969
Change of accounting policy on measurement of property, plant and equipment (Note 3)	—	(86)	—	—	(86)
Adjusted for 2008 Business Combination under common control (Note 1)	153	897	14,196	57,146	72,392

Balance at 1 January 2008 (As restated)	516	1,113	17,933	56,713	76,275
Currency translation differences	—	—	—	(29)	(29)
Transfer to retained earnings in respect of depreciation differences on revalued assets	—	(977)	—	(70)	(1,047)
Transfer to statutory reserves	—	—	886	—	886
Appropriation to statutory reserves	—	—	3,542	—	3,542
Employee share option scheme:
—Value of employee services	96	—	—	—	96
—Issuance of share upon exercise of options	(72)	—	—	267	195
Issuance of shares for 2008 Business Combination under common control (Note 1)	—	—	—	(103,101)	(103,101)

Balance at 31 December 2008	540	136	22,361	(46,220)	(23,183)

9.	CORPORATE BONDS
On 8 June 2007, the Group issued RMB2 billion 10-year corporate bonds, bearing interest at 4.5% per annum. The corporate bonds are secured by a corporate guarantee granted by Bank of China Limited.

On 3 September 2008, the Group issued another RMB 5 billion 5-year corporate bonds, bearing interest at 5.29% per annum. The corporate bonds are secured by a corporate guarantee granted by State Grid Corporation of China.

10.	PAYABLES AND ACCRUED LIABILITIES
The aging analysis of payables and accrued liabilities is as follows:

		2007 (As
	2008	restated)

Less than six months	51,975	36,502
Six months to one year	7,052	6,754
More than one year	6,660	6,056

	65,687	49,312

11.	SHORT-TERM COMMERCIAL PAPER
CNC China issued two lots of RMB10 billion each unsecured commercial paper with repayment periods of 365 days and 270 days on 30 April 2007 and 18 September 2007 in the PRC capital market respectively. The effective interest rates are 3.34% and 3.93% per annum respectively. The aggregated net cash proceeds raised in these exercises was RMB20 billion. These commercial papers were fully repaid on 9 May 2008 and 16 June 2008, respectively.

CNC China issued RMB10 billion unsecured commercial paper with repayment period of 365 days on 6 October 2008 in the PRC capital market. The effective interest rate is 4.47% per annum. The net cash proceeds raised were RMB10 billion.

12.	REVENUE
The tariffs for the services provided by the Group are subject to regulations by various government authorities, including the NDRC, the MIIT and the provincial price regulatory authorities.

Revenue from continuing operations is presented net of business tax and government surcharges. Relevant business tax and government surcharges amounted to approximately RMB4,164 million for the year ended 31 December 2008 (2007: approximately RMB4,191 million).

13.	DISCONTINUED OPERATIONS
On 2 June 2008 and on 27 July 2008, the Company, CUCL and China Telecom entered into the Framework Agreement and the Disposal Agreement, respectively, to sell the CDMA business to China Telecom. The disposal was completed on 1 October 2008 (Note 1). The gain on the disposal, net of corresponding income tax of approximately RMB9.0 billion, amounted to approximately RMB26.1 billion.

The net assets of the CDMA business as at the effective date of the disposed of the CDMA business were as listed below:

As at 1 October 2008

Net assets disposed of:
Cash and cash equivalents	4,612
Property, plant and equipment	2,997
Goodwill	373
Deferred tax assets	6
Other assets	3,958
Inventories	525
Accounts receivable, net	690
Prepayments and other current assets	808
Deferred revenue	(444)
Payable and accrued liabilities	(1,144)
Advances from customers	(4,428)
Minority interest	(5)

7,948

Fair value of future service agreed in Disposal Agreement	517
Transaction cost and taxations	184

Income tax expense arising from the disposal of the CDMA business	9,016
Gain on the disposal of the CDMA business recognised in income statement	26,135

Cash consideration on the disposal of the CDMA business	43,800
Less: Cash consideration receivable from disposal of the CDMA business	(13,140)
Cash and cash equivalents included in disposed CDMA business	(1,148)

Net cash inflow	29,512

Pursuant to the Disposal Agreement, the Group is committed to providing certain supporting services to China Telecom at no consideration during the transitional period. Such services include providing the use of certain telecommunications equipment, properties and information technology services in certain regions. The value of such services are estimated by the Group based on the costs of the underlying equipment or properties plus a margin. A portion of the consideration for the disposal of the CDMA business equal to the estimated value of such services has been deferred and will be recognised over the expected service period.

In addition, pursuant to the Disposal Agreement, upon the completion of the CDMA business disposal, CUCL and China Telecom would enter into agreements with respect to the swapping and operation of certain jointly used network assets in accordance with the terms set out in the Disposal Agreement. As at 31 March 2009, the negotiation of the agreements is in progress. Based on the latest negotiations, the Group estimated that the swapping and operation of these jointly used network assets would not have a significant impact on the consolidated financial statements.

On 15 January 2007, CNC China, entered into an assets transfer agreement with Netcom Group. Pursuant to the agreement, CNC China agreed to dispose of its assets and liabilities in relation to its telecommunications operations in Guangdong and Shanghai Branches. The disposal was completed on 28 February 2007. The gain on the disposal, net of corresponding income tax of approximately RMB301 million, amounted to approximately RMB626 million.

The net assets of Guangdong and Shanghai Branches as at the completion date are as listed below:

As at 28 February 2007

Net assets disposed of:
Cash and cash equivalents	23
Accounts receivable and other current assets	416
Property, plant and equipment and other non-current assets	7,630
Current portion of deferred revenue	(183)
Accounts payable	(2,046)
Long-term bank loans	(3,000)
Other liabilities	(267)

2,573

Income tax expense arising from the disposal of Guangdong and Shanghai Branches	301
Gain on the disposal of Guangdong and Shanghai Branches after tax recognised in income statement	626

Cash consideration on the disposal of Guangdong and Shanghai Branches	3,500
Less: cash and cash equivalents included in disposed Guangdong and Shanghai Branches	(23)

Net cash inflow	3,477

The results and cash flows of the CDMA business and the Fixed-line business-Guangdong and Shanghai Branches for the years ended 31 December 2008 and 2007, respectively, are presented as discontinued operations as follows:

			Fixed-line business-
			Guangdong and Shanghai
	CDMA Business		Branches		Total
	For the			For the
	period from 1			period from 1
	January 2008	For the year	For the year	January 2007	For the year	For the year
	to 30	ended 31	ended 31	to 28	ended 31	ended 31
	September	December	December	February	December	December
	2008	2007	2008	2007	2008	2007

Revenue	22,330	31,197	—	615	22,330	31,812
Expenses	(20,423)	(30,042)	—	(618)	(20,423)	(30,660)

Profit/(loss) before income tax from discontinued operations	1,907	1,155	—	(3)	1,907	1,152
Income tax expenses	(469)	(499)	—	1	(469)	(498)

Profit/(loss) for the period of discontinued operations	1,438	656	—	(2)	1,438	654

Gain on disposal of discontinued operations before tax	35,151	—	—	927	35,151	927
Income tax expenses	(9,016)	—	—	(301)	(9,016)	(301)

Gain on disposal of discontinued operations after tax	26,135	—	—	626	26,135	626

Profit for the period/year from discontinued operations	27,573	656	—	624	27,573	1,280

			Fixed-line business-
			Guangdong and Shanghai
	CDMA Business		Branches		Total
	For the			For the
	period from 1			period from 1
	January 2008	For the year	For the year	January 2007	For the year	For the year
	to 30	ended 31	ended 31	to 28	ended 31	ended 31
	September	December	December	February	December	December
	2008	2007	2008	2007	2008	2007

Net cash inflow from operating activities	656	837	—	388	656	1,225

Net cash outflow from investing activities	(23)	(25)	—	(374)	(23)	(399)

Cash inflow from disposal of discontinued operations	29,512	—	—	3,477	29,512	3,477

Net cash inflow/(outflow) from investing activities	29,489	(25)	—	3,103	29,489	3,078

Net cash inflow from financing activities	—	—	—	—	—	—

Net cash inflow from discontinued operations	30,145	812	—	3,491	30,145	4,303

14.	DIVIDENDS
At the annual general meeting held on 16 May 2008, the shareholders of the Company approved the payment of a final dividend of RMB0.20 per ordinary share for the year ended 31 December 2007 totaling approximately RMB2,732 million which has been reflected as a reduction of retained profits for the year ended 31 December 2008. As at 31 December 2008, such dividends have been paid by the Company, except for dividends payable of approximately RMB149 million due to Unicom BVI.

At a meeting held on 31 March 2009, the Board of Directors of the Company proposed the payment of a final dividend of RMB0.20 per ordinary share to the shareholders for the year ended 31 December 2008 totalling approximately RMB4,754 million. This proposed dividend has not been reflected as a dividend payable in the financial statements as at 31 December 2008, but will be reflected as an appropriation of retained profits in the financial statements for the year ending 31 December 2009.

		2007
	2008	(As restated)

Proposed final dividend:
RMB0.20 (2007: RMB0.20) per ordinary share by the Company	4,754	2,727
HKD nil (2007: HKD0.592) per ordinary share by China Netcom (Note a)	—	3,700

	4,754	6,427

Dividend paid:
By the Company	2,732	2,285
By China Netcom (Note a)	3,499	3,600

	6,231	5,885

Note a :	Since the 2008 Business Combination is accounted for as a business combination of entities under common control, accordingly, the proposed final dividend and dividend paid are restated to include China Netcom as if it had always been part of the Group.

15.	EARNINGS PER SHARE
Basic earnings per share for the years ended 31 December 2008 and 2007 were computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the years, as adjusted by the number of ordinary shares in issue had the merger with China Netcom been completed on 1 January 2007.

Diluted earnings per share for the years ended 31 December 2008 and 2007 were computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the years, as adjusted by the number of ordinary shares in issue had the merger with China Netcom been completed on 1 January 2007, after adjusting for the effects of the dilutive potential ordinary shares. All potential ordinary shares arose from (i) share options granted under the amended Pre-Global Offering Share Option Scheme; (ii) share options granted under the amended Share Option Scheme; (iii) share options granted under the Special Purpose Share Option Scheme and (iv) the Convertible Bonds (for the year ended 31 December 2007 only). The potential ordinary shares which are not dilutive mainly arose from share options granted under the amended Pre-Global Offering Share Option Scheme and are excluded from the weighted average number of ordinary shares for the purpose of computation of diluted earnings per share.

The following table sets forth the computation of basic and diluted earnings per share:

		2007
	2008	(As restated)

Numerator (in RMB millions):
Profit attributable to the equity holders of the Company
— Continuing operations	6,340	20,158
— Discontinued operations	27,572	1,279

	33,912	21,437

Denominator (in millions):
Weighted average number of ordinary shares outstanding and shares used in computing basic earnings per share	23,751	23,075
Dilutive equivalent shares arising from share options	190	246

Shares used in computing diluted earnings per share	23,941	23,321

		2007
	2008	(As restated)
Basic earnings per share (in RMB)
— Continuing operations	0.27	0.87
— Discontinued operations	1.16	0.06

	1.43	0.93

Diluted earnings per share (in RMB)
— Continuing operations	0.27	0.86
— Discontinued operations	1.15	0.06

	1.42	0.92

16.	RELATED PARTY TRANSACTIONS
The following is a summary of significant recurring transactions carried out by the Group with Unicom Group, Netcom Group and their subsidiaries. In the directors’ opinion, these transactions were carried out in the ordinary course of business.

		2007
	2008	(As restated)

Transactions with Unicom Group, Netcom Group and their subsidiaries:

Continuing operations:
Interconnection revenues	808	723
Interconnection charges	768	742
Rental income for premises and facilities	18	19
Revenue for leasing of transmission line capacity	36	7
Charges for leasing of transmission line capacity	80	23
Charge for operator-based subscriber value-added services	297	259
Charge for customer services	713	683
Agency fee incurred for subscriber development services	150	92
Charges for cellular subscriber value-added service	153	37
Rental charges for premises, equipment and facilities	35	31
Charges for the international gateway services	7	15
Purchase of telecom cards	549	618
Agency fee incurred for procurement of telecommunications equipment	20	18
Charge for engineering design and technical service	287	117
Charge for engineering and information technology-related services	2,603	1,946
Common corporate services income	140	121
Charges for common corporate services	563	477
Rental income from properties	10	1
Rental charges for premises	642	636
Property sub-lease rental charges	1	11
Purchases of materials	512	668
Charges for ancillary telecommunications support services	558	448
Charges for support services	461	536
Charges for lease of telecommunications facility	306	309
Income from information communication technologies services	151	130

Discontinued operations:
Interconnection revenue	17	26
Interconnection charges	13	17
Charges for leasing of transmission line capacity	3	—
Charge for operator-based subscriber value-added services	89	119
Charge for customer services	111	178
Agency fee incurred for subscriber development services	24	23
CDMA network capacity lease rental	6,009	8,382
Constructed capacity related cost of CDMA network	234	215
Charges for cellular subscriber value-added service	46	17
Purchase of telecom cards	40	79
Charge for engineering design and technical service	3	1

17.	Contingent liabilities
As aforementioned in Note 12, the tariffs for the services provided by the Group are subject to regulations by various government authorities. In 2008, the NDRC investigated the compliance with tariffs regulations of several branches of CUCL and CNC China. Based on management’s assessment and preliminary discussions with MIIT and NDRC, management considered that the Group had complied with the regulations issued by the relevant government authorities for all periods covered by the investigation, and the likelihood of a cash outflow as a result of the investigation is remote. Accordingly, no contingent liabilities in relation to the investigation were recorded as at 31 December 2008.

18.	EVENTS AFTER BALANCE SHEET DATE
(a)	Acquisitions of certain assets and business from Unicom Group and Netcom Group
On 16 December 2008, CUCL agreed to acquire from Unicom Group and Netcom Group (i) the fixed-line business across the 21 provinces in Southern China (but not the underlying fixed assets) and the local access telephone business and related assets in Tianjin Municipality operated by Netcom Group and Unicom Group and/or their respective subsidiaries and branches, (ii) the backbone transmission assets in Northern China owned by Netcom Group and/or its subsidiaries, (iii) a 100% equity interest in Unicom Xingye Science and Technology Trade Company Limited owned by Unicom Group, (iv) a 100% equity interest in China Information Technology Designing & Connecting Institute owned by Unicom Group and (v) a 100% equity interest in Unicom New Guoxin Telecommunications Corporation Limited owned by Unicom Group (the “2009 Business Combination”) at a consideration of approximately RMB6.43 billion but subject to certain adjustments.

The proposed 2009 Business Combination was approved by the independent shareholders of the Company in an extraordinary general meeting held on 14 January 2009 and was completed on 31 January 2009.
(b)	Leasing of telecommunications network in Southern China from Unicom New Horizon

In connection with the 2009 Business Combination, CUCL, Unicom Group, Netcom Group and Unicom New Horizon entered into an agreement dated 16 December 2008 in relation to the lease of the telecommunications networks of 21 provinces in Southern China by CUCL from Unicom New Horizon on an exclusive basis upon the completion of the 2009 Business Combination for an annual lease fee of RMB2.0 billion and RMB2.2 billion for the two financial years ending 31 December 2009 and 31 December 2010, respectively. The initial term of the lease is two years effective from 1 January 2009 and the lease is renewable at the option of CUCL.

(c)	Granting of the license to operate 3G digital cellular business with WCDMA technology

On 7 January 2009, MIIT has granted approval for Unicom Group to license CUCL to operate 3G digital cellular business with WCDMA technology nationwide in China.

(d)	Proposed dividend

After the balance sheet date, the Board of Directors proposed a final dividend for 2008. For details, please refer to Note 14.

19.	COMPARATIVE FIGURES
As stated in Note 3, 2007 comparative figures have been restated to reflect the effects of the 2008 Business Combination under common control, which is accounted for using merger accounting in accordance with HKFRS. In addition, the results and cash flows of the CDMA business segment have been presented as discontinued operations and accordingly, the 2007 comparative figures of the consolidated income statement and cash flow statement had been reclassified in accordance with HKFRS. For comparative purposes, certain comparative figures have also been reclassified to conform with current year presentation to align the financial statements presentation of the Group and China Netcom and the effect of the change in accounting policies under HKFRS (Please refer to Note 3 for details).
BUSINESS OVERVIEW
In 2008, the Company disposed of its CDMA business and certain related assets, completed the merger with China Netcom, and became an operator offering a full range of telecommunications services nationwide. Following the restructuring, the Company consolidated its resources, actively promoted internal integration and coordination, accelerated its network construction, strengthened the business development, and has achieved stable business development. The revenue from continuing operations was RMB 148.02 billion (excluding the effect of the deferred fixed-line upfront connection fees, and unless otherwise stated, all of the data hereinafter exclude the effect of the deferred fixed-line upfront connection fees).
Mobile Business
In 2008, the Company concentrated its resources on GSM business development after disposal of its CDMA business and certain related assets. The Company’s GSM business revenue, subscribers and usage maintained steady growth. In 2008, revenue from mobile business was RMB 65.25 billion, representing an increase of 4.3% from 2007, in which service revenue was RMB 64.7 billion, representing an increase of 3.4% from 2007.

Mobile Voice Business
In 2008, the Company actively developed incremental subscriber market, retained the existing subscriber market and improved customer service levels with a focus on its three major brands, “Worldwind”, “U-Power” and “Ruyi Tong”. As at 31 December 2008, the number of the Company’s mobile subscribers reached 133.365 million, representing a net increase of 12.801 million, up by 10.6% from 2007. In 2008, the Company’s total mobile voice usage was 376.67 billion minutes, up by 10.3% from 2007. The average minutes of usage (MOU) per subscriber per month were 246.4 minutes.
Due to the impact of increasing competition and tariff adjustments, the average revenue per user per month (ARPU) was RMB 42.3, representing a decrease of 7.4% from 2007. The revenue from GSM voice services (including interconnection revenue) was RMB 47.32 billion, down by 1.3% from 2007.
Mobile Value-added Business
In 2008, while the subscriber base continued to grow, the Company vigorously developed its value-added service business, improved the penetration and the revenue contribution of its mature value-added services, such as SMS and “Cool Ringtone”, and established new revenue growth areas with a focus on the GPRS services. As a result, the value-added service business sustained rapid growth.
In 2008, total GSM SMS volume reached 76.33 billion messages, up by 4.6% from 2007; the total number of “Cool Ringtone” subscribers reached 44.127 million, representing a net increase of 6.176 million, and penetration grew from 31.5% in 2007 to 33.1% in 2008.
As at the end of 2008, the Company achieved a nationwide coverage of its GPRS network in all 31 provinces and regions and had also enriched the offerings of GPRS applications. The Company rolled out applications such as SMS version, real-time quote version and trading version of “Stock Market in Palm” services, launched nationwide theme marketing, and actively promoted GPRS business and achieved improved GPRS service penetration.
As at the end of 2008, the Company had active GPRS international inbound roaming services with 133 operators from 69 countries and had active GPRS international outbound roaming services with 46 operators from 27 countries.
As at 31 December 2008, the total number of GPRS subscribers reached 31.223 million, representing a net increase of 22.33 million in 2008, up by 251.1% from 2007, and the penetration rate increased from 7.4% in 2007 to 23.4% in 2008.
In 2008, the revenue from GSM value-added services was RMB 16.26 billion, up by 20.2% from 2007 and, as a percentage of total mobile revenue, reached 24.9%, representing an increase of 3.3 percentage points from 2007.

	2007	2008

Mobile Subscribers (’000)	120,564	133,365
Total Voice Usage (million minutes)	341,410	376,673
MOU (minutes/subscribers. month)	249.7	246.4
ARPU (RMB/subscribers. month)	45.7	42.3
SMS Volume (million messages)	72,942	76,325
Cool Ringtone Subscribers (’000)	37,951	44,127
GPRS Subscribers (’000)	8,893	31,223
The 3rd Generation Digital Cellular Communications Services (3G)
On 7 January 2009, the Company’s ultimate parent, China United Network Communications Group Company Limited (“China Unicom Group”), received a 3rd generation digital cellular communications business license based on WCDMA technology from the Ministry of Industry and Information Technology (the “MIIT”) of the People’s Republic of China, and authorized the Company’s wholly-owned subsidiary, China United Network Communications Limited (“CUCL”), to operate such services nationwide in China.

In 2009, the Company will firmly capture the opportunities in 3G developments, concentrate its resources to quickly deploy a high quality 3G network in order to establish leading market positions in respect of network, products and services, and customer services. The Company expects to provide 3G services in 284 cities in China by the end of 2009.
Fixed-Line Business
In 2008, with the downward adjustment of mobile roaming tariffs and the full implementation of the mobile “Calling-Party-Pay” policy, the mobile substitution of fixed-line business has further intensified. Meanwhile, the Company’s internal reorganization, macro economic downturn and fixed-line inter-regional tariff downward adjustments have all brought negative impacts to the fixed-line business. By accelerating the implementation of the broadband upgrade with access speed increase, actively developing content and application services and promoting multi-service bundling and voice service packages, the Company delivered continued high growth in the fixed-line broadband and data communications business, which mitigated the decline in traditional fixed-line business. In 2008, the revenue from fixed-line business was RMB 82.77 billion, of which service revenue was RMB 81.66 billion, down by 4.7% from 2007.
Broadband and Data Communication Services
In 2008, by improving broadband access speed and offering services bundled with voice and services bundled with computer terminals, the Company maintained continuous high growth of broadband business. As at 31 December 2008, the total number of broadband subscribers reached 25.416 million, representing a net increase of 5.648 million, up by 28.6% from 2007. The broadband ARPU was RMB 65.2, down by 6.1% from 2007.
While the number of broadband subscribers grew rapidly, the Company continued implementing the “Content + Application + Access + Service” marketing strategy, increased the promotional efforts for broadband contents and applications, including “CU Max” software client and “CU View” video monitoring system, and increased the penetration of broadband contents and application services with improved customer value. As at the end of 2008, the number of the Company’s broadband content and application subscribers reached 4.39 million, representing 17.3% of the total number of broadband subscribers.
In 2008, the revenue from broadband business was RMB 18.11 billion, up by 26.9% from 2007, of which, revenue from broadband contents and application services was RMB 2.45 billion, up by 40.3% from 2007, contributing 13.5% of the total broadband service revenue.

(Unit: ’000)	2007	2008

Number of Broadband Subscribers	19,768	25,416
Including: DSL subscribers	15,777	20,508
LAN subscribers	3,985	4,789
In 2008, to exploit the opportunities from the accelerated informatization development in China, the Company provided data communications services and integrated solutions for a number of corporate customers. The Company successfully completed several informatization and service projects for key customers, such as China National Petroleum Corporation and the Ministry of Civil Affairs of the PRC.
The Company has established business cooperation relationship with more than 160 overseas operators to provide various international products and services, such as international voice, international dedicated leased lines (IPLC, IEPL), international data (MPLS VPN, ATM/FR) and International Internet (IP Transit/Paid Peering, DIA, IP Roaming) etc..
The Company actively leveraged its post-merger domestic and international resources, satisfied domestic and international customer’s communications needs and has been continuously improving its capabilities to offer cross-border data communications and integrated information services. The revenue from data communication services was RMB 7.06 billion, up by 16.8% from 2007.

Traditional Fixed-line Services
In 2008, as the migration of voice traffic to mobile services further intensified, the Company’s subscribers and revenue from the traditional fixed-line business faced pressures. As at the 31 December 2008, the number of local telephone subscribers was 100.146 million, representing a decrease of 10.674 million from 31 December 2007, down by 9.6%. Excluding the Internet dial-up usage, the usage volume of local calls was 184.9 billion pulses, down by 7.0% from 2007; the ARPU decreased from RMB 38.1 in 2007 to RMB 34.8 in 2008.
Facing the challenge of the continuing trend of mobile substitution, the Company slowed down the decline of its local subscribers, stimulated voice usage and improved customer values by leveraging its multi-services advantage, including offering fixed-line service bundled with broadband service, promoting voice packages and offering value-added services, such as “personalized ring”, “phonemate” and POS services. In 2008, the number subscribers of “personalized ring” reached 29.105 million, up by 3.4% from 2007; the penetration of caller identification service was 73.2%, 1.0 percentage point higher than 2007.
In 2008, revenue from traditional fixed-line business was RMB 53.23 billion, down by 12.3% from 2007, of which, revenue from voice services was RMB 38.51 billion, revenue from value-added services was RMB 6.59 billion and revenue from interconnection fees was RMB 7.5 billion.
In January 2009, the MIIT issued a “Notice on Matters Relating to Wireless Access Systems Operating on 1990-1920 MHz Spectrum”, requiring the current wireless access systems operating on 1900-1920MHz spectrum to be cleared and removed from such spectrum by the end of 2011. While ensuring to provide good services to the existing subscribers of PHS services provided on the above spectrum prior to the clearance of such spectrum, the Company also plans to provide substitute services to customers by way of service bundling.

	2007	2008

Local access subscribers (’000)	110,820	100,146
Including: Residential	67,162	61,246
Business	10,575	10,599
PHS	26,189	21,851
Public telephone	6,894	6,450
Local voice usage (excluding Internet dial-up usage) (in millions pulses)	198,887	184,900
Domestic long distance calls (in million minutes)	28,797	25,570
International long distance calls (in million minutes, including calls to Hong Kong, Macau and Taiwan)	344	316
Personalized Ring Service subscribers (’000)	28,137	29,105
Network Capabilities
In 2008, the Company increased its investment in GSM networks, further improved the GSM network coverage and service quality, and commenced preparation for 3G network deployment; continued pushing for optical network deployment to replace the copper networks and accelerated the implementation of broadband access speed upgrade; integrated resources to optimize and improve the transport capabilities of transmission and IP networks; improved the long-distance soft-switch network capability; established a nationwide service support platform and implemented nationwide electronic channel inquiry-based business application and mobile charging services.
Meanwhile, the Company actively pushed for the network integration and optimization in order to improve the network quality and network capability and to increase the resource utilization. The total capital expenditure was RMB70.49 billion, of which investment in mobile, fixed-line broadband and data communication services accounted for 59.5%. The structure of the capital expenditure was further optimized.
In 2008, the Company continously improved its mobile network capability and operational quality, with progress particularly in network coverage, communication quality and user experience. As at the 31 December 2008, the GSM network switching capacity increased by 38.1% and the number of GSM base stations increased by 35.3% from the end of 2007; the GSM service connection rate increased to 94.44% from 93.33% at the beginning of the year and the call-drop rate decreased to 0.54% from 0.63% at the beginning of the year. Meanwhile, the Company completed the GPRS network upgrade and significantly improved the configuration of static PDCH channels.

The broadband network capacity was also significantly enhanced: as at the end of 2008, the number of IP access ports increased by 35.94% from the end of 2007; the international outbound bandwidth increased by 108% from the end of 2007; the interconnection bandwidth with China Telecom increased by 40.7% and the backbone trunk bandwidth of IP network increased by 120.41% from the end of 2007. The percentage of broadband subscribers with 2M and over 2M access speed reached 57.5%, representing an increase of 5.5 percentage points from the end of 2007.
After the merger and restructuring, the Company has become the most resourceful operator in China in terms of international networks, owning 27 cross-continental cable systems with total bandwidth of 675Gbps and 19 international submarine systems with total bandwidth of 526Gbps.
Sales and Marketing System
In 2008, the Company accelerated the integration of sales channel resources, steadily developed the customer-centric sales and marketing system and established a holistic marketing and distribution system.
Established and optimized the marketing system
After the merger with China Netcom, the Company utilized the internal reorganization opportunity and established a segmented marketing system targeting individual customers, family customers and government and corporate customers, based on the characteristics of product lines and customer groups. The Company also optimized its resource allocation, increased speed of response to market demands, improved end-user experience, satisfied customer’s diverse needs and achieved transformation from product-centric marketing model to customer-centric marketing model.
Integrated sales and marketing channel resources
After the merger, the Company has significantly improved its sales capabilities and marketing resources, established a diversified self-owned distribution channel system with 19.5 thousand self-owned sales outlets, 122.8 thousand direct sales personnel and online e-sales stores. For independent channels, the Company is also supported by 87.4 thousand cooperative sales outlets and 308.0 thousand distribution agents.
In order to establish a customer-centric sales and marketing channel system suited for full-service operations, the Company further pushed for the integration and optimization of the channel resources and strived to improve the sales capability of the self-owned channels; transformed the functional positioning of self-owned sales outlets and converted the outlets that traditionally focused on service enrollment and customer service into integrated marketing and service centers that provide service enrollment and customer service along with service experience, brand demonstration and customer care; increased the usage of low cost e-channels such as customer care centers and online sales stores, and improved the service level and sales capability by getting closer to customers through multiple electronic channels, such as online sales outlets, SMS sales offices, mobile phone sales offices, and self-service terminals.
Improved Customer Service Levels
In 2008, the Company leveraged on the opportunity of serving the Beijing Olympics, defined a unified Olympic service standard and promoted the “Olympic Gold Medal Service” across China. As a result, the Company’s service level has been further improved. In addition, the Company provided convenience to customers by promoting the Nationwide Mobile Recharging Card and electronic channels across the country among GSM customers and promoting customer appointment services among fixed-line customers.
According to a customer satisfaction survey conducted by the MIIT on the telecommunications industry in 2008, the satisfaction level of the Company’s full-service customers continued to improve, and the Company’s customer service center was once again awarded the title of “Top Ten Influential Brands in Customer Service Centers in China”.
In 2009, for 3G and full-service operations, the Company will establish a unified full-service service standard, continue to push for the integration of customer service center resources, implement full-service and full-process quality monitoring and control, and enhance the service support for electronic channels, in order to improve the Company’s overall service level and service competitiveness in all respects.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
As the Company completed the disposal of the CDMA business in October 2008, the operating results and the one-off gain on the disposal of the CDMA business are presented as profit from discontinued operation (Note 1) in the consolidated income statement according to the International Financial Reporting Standards (“IFRS”) and Hong Kong Financial Reporting Standards (“HKFRS”). In addition, as the merger of the Company with China Netcom Group Corporation (Hong Kong) Limited (China Netcom) in October 2008 is considered as business combination under common control, under HKFRS, the Group has applied merger accounting (Note 2) in respect of such merger and included the operating results and financial position of China Netcom in the consolidated financial statements of the Group from the beginning of the earliest period presented. Accordingly, the 2007 comparative figures have been restated.

I.	OVERVIEW
In 2008, the Company actively and steadily implemented the reform and reorganization. The Company also focused on enhancing operations and improving the development quality and achieved overall stable development of business.

In 2008, the Group’s revenue from continuing operations for the year reached RMB148.91 billion. Excluding the effects of the deferred fixed-line upfront connection fees, revenue from continuing operations for the year would be RMB148.02 billion, down by 0.8% from 2007. In 2008, profit for the year was RMB33.91 billion and basic earnings per share was RMB1.428. Excluding the effects of deferred fixed-line upfront connection fees and one-off items including profit for the year from discontinued operations of the CDMA business (including the one-off gain on the disposal of the CDMA business) and impairment loss on Personal Handyphone System (the “PHS”) business related assets in 2008, and tax refund on reinvestment in subsidiaries and realised loss on changes in fair value of derivative component of the convertible bonds in 2007 (the adjustment to exclude the above items is referred to herein below as the “Adjustment”), profit from continuing operations (Note 3) after the Adjustment would be RMB14.33 billion, down by 5.8% from 2007, basic earnings per share after the Adjustment would be RMB0.603, down by 8.5% from 2007 and adjusted EBITDA (Note 4) would be RMB66.95 billion, down by 6.5% from 2007.

In 2008, the capital structure of the Company became increasingly solid. The liabilities-to-assets ratio (Note 5) decreased from 46.6% as at 31 December 2007 to 40.1% as at 31 December 2008. In 2008, net cash inflow from operating activities of continuing operations (representing profit for the year plus depreciation and amortisation) after the Adjustment would be RMB62.01 billion while capital expenditure for 2008 was RMB70.49 billion. Taking into account the cash inflow from disposal of the CDMA business, the Company’s financial condition has become more stable.

II.	REVENUE FROM CONTINUING OPERATIONS
In 2008, faced with various challenges, including changes in the economic environment, further intensified trend of mobile substitution, downward adjustments in mobile roaming tariffs, as well as the Company’s integration and reorganization, the Company maintained stable income from continuing operations by improving the quality of subscriber development, strengthening the bundling of fixed-line and mobile services and promoting the application of value-added services. Excluding the effect of RMB0.89 billion deferred fixed-line upfront connection fees, revenue from continuing operations in 2008 would be RMB148.02 billion, down by 0.8% from 2007, of which, service revenue accounted for RMB146.37 billion, down by 1.3% from 2007, and revenue from sale of telecommunications products accounted for RMB1.65 billion, up by 76.1% from 2007.

The table below sets forth the changes in the composition of service revenue and the percentage of total service revenue constituted by each of the Group’s business segments for the years 2007 and 2008.

	2008		2007 (As restated) (Note 1 and Note 2)
	RMB in millions	As percentage of total service revenue	RMB in millions	As percentage of total service revenue

Service revenue from continuing operations (exclude upfront connection fees)	146,366	100.0%	148,230	100.0%
Include: GSM cellular business	64,704	44.2%	62,547	42.2%
Fixed-line business	81,662	55.8%	85,683	57.8%
Out of which:
Broadband service	18,114	12.4%	14,273	9.6%
Service revenue from discontinued operations	19,077		26,309

1.	GSM Cellular Business
In 2008, the Company has maintained steady growth in the GSM cellular business. Revenue from the GSM cellular business was RMB65.25 billion, increased by 4.3% from 2007, out of which, service revenue accounted for RMB64.70 billion, up by 3.4% from 2007. The number of subscribers reached 133.365 million as at the end of 2008 with a net addition of 12.801 million subscribers from the end of 2007. The average revenue per user (the “ARPU”) per month decreased from RMB45.7 in 2007 to RMB42.3 in 2008.

As a result of the Company’s strengthening in the business development and promotion of the value-added business, revenue from the GSM value-added services amounted to RMB16.26 billion in 2008, up by 20.2% from 2007 and as a percentage of the GSM service revenue, increased from 21.6% in 2007 to 25.1% in 2008.

In line with the growth in the GSM cellular subscribers and interconnection traffic volume, the Group’s interconnection revenue from the GSM cellular business reached RMB6.86 billion in 2008, up by 17.2% from 2007.

2.	Fixed-line Business
As mobile substitution further intensified and the trend of decline of the traditional fixed-line voice business continued, the Company proactively adjusted its business structure and implemented a transformation of the fixed-line business. As a result, the Company achieved sustained rapid development of its broadband business. Through promoting “Family 1+” and bundled packages of mobile services, the Group endeavored to mitigate the loss of subscribers of fixed-line services. Excluding the effect of RMB0.89 billion of deferred fixed-line upfront connection fees, revenue from the fixed-line business would reach RMB82.77 billion in 2008, out of which, service revenue would be RMB81.66 billion, down by 4.7% from 2007.

As a result of the full implementation of “Calling-Party-Pay” tariffs in respect of mobile service and continuing downward adjustments of tariffs, the substitution effect by mobile business to fixed-line local business became more intense. The Company experienced significant decline in fixed-line local telephone subscribers and substantial decline in revenue. The net reduction of local telephone subscribers from 2007 to 2008 was 10.674 million and the aggregate number of local telephone subscribers was 100.146 million at the end of 2008. ARPU of the local telephone business decreased from RMB38.1 in 2007 to RMB34.8 in 2008.

In 2008, the Group proactively implemented its “broadband strategy”. Under the “content + application + access + services” marketing model, the Company focused on improving penetration rate, increasing access speed and price and developing bundled packages and broadband applications. While vigorously expanding the subscriber base of broadband services, the Company stabilized the subscribers’ ARPU, enhanced the business quality and increased the percentage of high-speed broadband subscribers among all broadband subscribers, through improving access speed, increasing offer of applications and improving services and bundling voice services. Net addition of broadband subscribers was 5.648 million from 2007 to 2008 and the aggregate number of subscribers was 25.416 million at the end of 2008. ARPU of broadband business decreased from RMB69.5 in 2007 to RMB65.2 in 2008. Broadband service revenue reached RMB18.11 billion, up by 26.9% from 2007 and as a percentage of the fixed-line service revenue, increased from 16.7% in 2007 to 22.2% in 2008. Broadband service has become the main factor in stabilising the fixed-line service revenue.

III.	COSTS AND EXPENSES FROM CONTINUING OPERATIONS
In 2008, the Company faced various challenges such as changes in the macroeconomic environment, severe natural disasters and the Company’s merger and reorganization activities. While stabilizing its production and operations, the Company controlled costs and expenses paid in cash so as to increase the cost effectiveness of costs and expenses. The Group’s total costs and expenses from continuing operations after the Adjustment in 2008 would be RMB128.93 billion, up by 1.6% from 2007.

The table below sets forth the major items of costs and expenses from continuing operations and their respective percentage of the corresponding service revenue for the years of 2007 and 2008:

	RMB in millions	2008 As a percentage of service revenue	RMB in millions	2007 (As restated) (Note 1) As a percentage of service revenue

Total	128,927	88.1%	126,878	85.6%
Interconnection charges	12,011	8.2%	11,214	7.6%
Depreciation and amortisation	47,678	32.6%	47,369	32.0%
Network, operations and support expenses	16,577	11.3%	16,022	10.8%
Employee benefit expenses	18,902	12.9%	17,540	11.8%
Selling and marketing	17,384	11.9%	17,562	11.9%
General, administrative and other expenses	14,130	9.7%	13,981	9.4%
Cost of telecommunications products sold	2,067	1.4%	1,233	0.8%
Finance costs, net of interest income	2,172	1.5%	2,946	2.0%
Other income—net	(1,994)	(1.4%)	(989)	(0.7%)

1.	Interconnection charges
In line with the growth in business and the increase in interconnection traffic volume, interconnection charges amounted to RMB12.01 billion in 2008, up by 7.1% from 2007 and as a percentage of service revenue, increased from 7.6% in 2007 to 8.2% in 2008.

2.	Depreciation and amortisation
Depreciation and amortisation expenses amounted to RMB47.68 billion in 2008, up by 0.7% from 2007, and as a percentage of the service revenue, changed from 32.0% in 2007 to 32.6% in 2008.

3.	Network, operations and support expenses
Due to various factors including large-scale expansion of network facilities and base stations, increases in utilities charges and repair and maintenance expenses mainly resulting from natural disasters and extra network maintenance for uninterrupted communications during the Olympics Games period, the Group incurred network, operations and support expenses of RMB16.58 billion in 2008, up by 3.5% from 2007. Network, operations and support expenses as a percentage of the service revenue was 11.3%, up by 0.5 percentage points from 2007. As a result of network resources sharing and increased synergies from the merger, the lease fee for telecommunications network was RMB1.16 billion, down by 5.9% from 2007.

4.	Employee benefit expenses
Due to various factors, such as increased employee insurance premium expenses resulting from the implementation of the PRC Labour Contract Law in 2008 and improved social average wages in China, as well as employee benefits-related costs incurred for maintaining the continuity of the Company’s personnel during its reorganization, employee benefit expenses in 2008 was RMB18.90 billion, up by 7.8% from 2007 and as a percentage of the service revenue, increased from 11.8% in 2007 to 12.9% in 2008.

5.	Selling and marketing expenses
In 2008, the Company continued to strengthen its control on selling and marketing cost and ensured that agency fees paid to agents are strictly in proportion to revenue contribution by the subscribers brought by such agents. Meanwhile, by integrating the resources of the Company’s self-owned channels and its sales agents during the reorganisation period and increasing synergies from the reorganization, the Company enhanced the overall effectiveness of its selling and marketing expenses. Our selling and marketing expenses totaled RMB17.38 billion in 2008, down by 1.0% from 2007 and as a percentage of the service revenue was 11.9%, maintained at the same level as in 2007.

6.	General, administrative and other expenses
Due to increased provision for doubtful debts as a result of certain subscribers switching to other service providers, general, administrative and other expenses of the Group were RMB14.13 billion in 2008, up by 1.1% from 2007, and as a percentage of the service revenue was 9.7%, up by 0.3 percentage points from 2007.

7.	Cost of telecommunications products sold
As a result of a 76.1% increase in revenue from the sale of telecommunications products, the Group incurred RMB2.07 billion in cost of telecommunications products sold, up by 67.6% from 2007.

8.	Finance costs, net of interest income
In 2008, the Company further strengthened and improved its capital structure through enhancing the centralisation of fund management and fund operation. Also, the Company made early repayments of interest bearing debts using the proceeds received from the disposal of the CDMA business. As a result, the Group’s finance costs, net of interest income decreased from RMB2.95 billion in 2007 to RMB2.17 billion in 2008, down by 26.3%

9.	Other income—net
In 2008, other income, net was RMB1.99 billion, mainly from the net gain on non-monertary assets exchanged. Excluding the effect of RMB4.00 billion tax refund on reinvestment in subsidiaries in 2007, other income, net for 2008 would be up by 101.6% from 2007.

IV.	Impairment loss on the PHS Business related assets
Upon the completion of the merger of the Company with China Netcom, management reconsidered the Group’s strategy relating to the PHS business and expected that the economic performance of the PHS business would deteriorate significantly, then prepared an updated analysis and forecasts accordingly to determine if there had been an impairment of assets. After considering the expected significant decline in revenue and profitability in 2009 and onwards and in light of the notice issued by the Ministry of Industry and Information Technology of the PRC which requested the Chinese telecommunications operators to discontinue the PHS business by the end of 2011, the Company conducted an impairment test for the PHS business related assets. The impaired PHS business related assets were written down to their recoverable value, which was determined to be based on their estimated value in use. Value in use is determined based on the present value of estimated future net cash flows expected to arise from the continuing use of the PHS services related assets. In estimating the future net cash flows, the Group has made key assumptions and estimates on the appropriate discount rate adopted, the period covered by the cash flow forecast and the future loss of customers, the expected average revenue per subscriber.

These assumptions and estimates are made after considering the historical trends, the prevailing market trends and the physical conditions of the PHS business related equipment. Based on the above, the Group recognised an impairment loss on PHS business related assets of approximately RMB11.84 billion for the year ended 31 December 2008 (2007: Nil).

V.	EARNINGS
1.	Profit before income tax

In 2008, the Group’s profit from continuing operations before income tax was RMB8.14 billion, up by 70.1% from 2007. Profit from continuing operations before income tax after the Adjustment would be RMB19.09 billion, down by 14.3% from 2007.

Out of profit from continuing operations before income tax, profit before income tax for the GSM cellular business reached RMB8.69 billion, down by 5.0% from 2007 as costs previously shared by the CDMA business was solely borne by the GSM business after the disposal of the CDMA business and the tariffs for mobile roaming services were reduced. As affected by the downward adjustment of inter-district tariffs and substitution of fixed-line business by mobile business, profit for 2008 for fixed-line business after the Adjustment would be RMB10.91 billion, down by 17.5% from 2007.

In 2008, profit before income tax from discontinued operations of the CDMA business was RMB1.91 billion.

2.	Income tax

The Group’s income tax from continuing operations was RMB1.80 billion and the effective tax rate in 2008 was 22.1%. Excluding the effect of the Adjustment, the effective tax rate would be 24.9%.

3.	Profit for the year

In 2008, the Group’s profit for the year (including the one-off gain on the disposal of the CDMA business of RMB26.13 billion) reached RMB33.91 billion, up by 58.2% from 2007 and its basic earnings per share was RMB1.428 in 2008. Profit from continuing operations after the Adjustment (Note 3) would be RMB14.33 billion, down by 5.8% from 2007. Basic earnings per share after the Adjustment would be RMB0.603, down by 8.5% from 2007.

VI.	ADJUSTED EBITDA
The Group’s adjusted EBITDA from continuing operations would be RMB66.95 billion in 2008, down by 6.5% from 2007. Adjusted EBITDA margin (Adjusted EBITDA as a percentage of the total revenue excluding deferred fixed-line upfront connection fees) would be 45.2%, down by 2.8 percentage points.

In respect of the GSM cellular business, EBITDA would be RMB26.89 billion, down by 3.4% from 2007 and EBITDA margin changed from 44.4% in 2007 to 41.1% in 2008. In respect of the fixed-line business, adjusted EBITDA would be RMB40.45 billion, down by 7.8% from 2007 and adjusted EBITDA margin changed from 48.6% in 2007 to 47.0% in 2008.

VII.	CAPITAL EXPENDITURE AND CASH FLOW

Capital expenditure of the Group totaled RMB70.49 billion in 2008, which mainly consisted of investment in the GSM network, broadband and data and transmission network infrastructure. Including the Company’s initial preparation relating to the 3G cellular business and based on the implementation of the Company’s new development strategies, capital expenditure attributable to the GSM cellular business was RMB32.95 billion. Capital expenditure attributable to broadband and data businesses was RMB9.05 billion. Capital expenditure attributable to the infrastructure and transmission network was RMB18.18 billion.

In 2008, the Group’s net cash inflow from operating activities of continuing operations (representing profit for the year plus depreciation and amortization) was RMB62.01 billion while capital expenditures was RMB70.49 billion. Taking into account the cash inflow from disposal of the CDMA business, the Company’s financial condition has became more stable.

The table below sets forth the major items of capital expenditure in 2008 and planned capital expenditure in 2009.

	2008		2009
	RMB (in billions)	As percentage	RMB (in billions)	As percentage

Total	70.49	100.0%	110.00	100.0%
3G celluar	—	—	38.70	35.2%
GSM cellular (Note (a))	32.95	46.7%	23.70	21.5%
Broadband and data business	9.05	12.8%	18.00	16.4%
Fixed-line business	0.73	1.0%	0.70	0.6%
Innovation and value-added platform	4.13	5.9%	3.00	2.7%
IT system	2.40	3.4%	4.00	3.6%
Infrastructure and transmission network	18.18	25.8%	19.70	17.9%
Others	3.05	4.4%	2.20	2.1%

Note (a):	Including the capital expenditure attributable to the initial preparation relating to the development of the 3G cellular business.
The Group’s planned capital expenditure for 2009 is estimated to be approximately RMB110.0 billion. Capital expenditure for the development of 3G cellular business is estimated to be approximately RMB38.7 billion. Capital expenditure for the GSM cellular business is estimated to be approximately RMB23.7 billion which will be mainly used for improvement of the quality of network coverage and building infrastructure for value-added business platform. Capital expenditure for the fixed-line business is estimated to be approximately RMB0.7 billion. Capital expenditure for the broadband and data business is estimated to be approximately RMB18.0 billion. Capital expenditure for innovation and value-added platform is estimated to be approximately RMB3.0 billion. Capital expenditure for information technology system is estimated to be approximately RMB4.0 billion. Capital expenditure for infrastructure and transmission network is estimated to be approximately RMB19.7 billion. Capital expenditure for others is estimated to be approximately RMB2.2 billion. The Company plans to primarily rely on cash generated from its operating activities, proceeds from the disposal of the CDMA business, the unused banking facilities granted by the banks and other available financing sources to satisfy the Company’s capital expenditure needs in future.

VIII.	Balance Sheet

In 2008, the Company’s balance sheet structure became more stable. Total assets increased from RMB334.09 billion as of 31 December 2007 to RMB344.92 billion as of 31 December 2008. Total liabilities decreased from RMB155.57 billion as of 31 December 2007 to RMB138.21 billion as at 31 December 2008. The liabilities-to-assets ratio decreased from 46.6% as at 31 December 2007 to 40.1% as at 31 December 2008. The debt-to-capitalisation ratio (Note 6) decreased from 26.9% as at 31 December 2007 to 12.7% as at 31 December 2008.

As at 31 December 2008, the Group had net current liabilities (i.e. current assets minus current liabilities) of RMB89.10 billion, representing a decrease of RMB2.77 billion from RMB91.87 billion as at 31 December 2007. Taking into account of the Company’s continuous net cash generated from operating activities, its good credit records and its banking facilities, the Company believes that its funds are sufficient to meet its working capital requirements and debt obligations in 2009.
Note 1:	On 2 June 2008, the Company, the Company’s wholly-owned subsidiary, China United Network Communications Corporation Limited (“CUCL” formerly known as China Unicom Corporation Limited) and China Telecom Corporation Limited (“China Telecom”) entered into the CDMA business framework agreement whereby CUCL agreed to sell, and China Telecom agreed to purchase, the CDMA Business. (Please refer to the Company’s announcement on (1) Proposed Disposal of the CDMA Business by Unicom to Telecom (2) Proposed Major Transaction (3) Possible Connected Transaction and (4) Resumption of Trading dated 2 June 2008). On 27 July 2008, the Company, CUCL and China Telecom further entered into the CDMA business disposal agreement. The disposal of CDMA business was completed on 1 October 2008. In accordance with IFRS/HKFRS 5, “Non-Current Assets Held for Sale and Discontinued Operations”, management of the Company recognised the CDMA business segment as discontinued operations, accordingly, the CDMA business was presented separately as discontinued operations in the audited consolidated income statement and cash flows statement for the year ended 31 December 2008. The 2007 comparative figures were also restated accordingly. For details, please refer to Note 14 of Group results of this announcement.

Note 2:	The merger with China Netcom is accounted for in accordance with Accounting Guideline 5 “Merger accounting for common control combinations” (“AG 5”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) in November 2005 by applying merger accounting. Upon the adoption of IFRS, the Group adopted the accounting policy to account for business combination of entities and businesses under common control using the predecessor values method which is consistent with HKFRS. The acquired assets and liabilities are stated at historical cost, and are included in the consolidated financial statements from the beginning of the earliest period presented as if the entities and businesses acquired had always been part of the Group.

Note 3:	Profit from continuing operations before income tax after the Adjustment and profit from continuing operations after the Adjustment represent, respectively, profit from continuing operations before income tax and profit from continuing operations in each case, excluding the effects of deferred fixed-line upfront connection fees and the one-off items including profit for the year from discontinued operations of the CDMA business (including the one-off gain on the disposal of the CDMA business) and impairment loss on the PHS business related assets in 2008, and realised loss on changes in fair value of the derivative component of the convertible bonds and other income from tax refund on reinvestment in subsidiaries in 2007.

Note 4:	EBITDA represents the Group’s profit for the year before deferred fixed-line upfront connection fees, interest income, finance costs, other income-net, income tax, depreciation and amortisation and impairment loss on property, plant and equipment. As the telecommunications business is a capital intensive industry, capital expenditures and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, we believe EBITDA may be helpful in analyzing the operating results of a telecommunications service operator like our Group.

Adjusted EBITDA represents the Group’s profit for the year before profit from discontinued operations, realised loss on changes in fair value of derivative component of the convertible bonds in 2007, deferred fixed-line upfront connection fees, interest income, finance costs, other income-net, income tax, depreciation and amortisation and impairment loss on property, plant and equipment. We believe that adjusted EBITDA may not only provide more meaningful supplemental information but also facilitate management of the Company and investors to assess our performance and liquidity by excluding the above effects that are not considered as indicators of our operating performance from the perspectives of cash flow and continuing operations.

Although EBITDA and adjusted EBITDA have been widely applied in the global telecommunications industry as indicators to reflect operating performance, financial capability and liquidity, they should be considered in addition to, and are not substitutes for or superior to, the measure of financial performance prepared under generally accepted accounting principles (“GAAP “) as they do not have any standardised meaning under GAAP and are not regarded as measures of operating performance and liquidity under GAAP. In addition, they may not be comparable to similar indicators provided by other companies.

Note 5:	Liabilities-to-assets ratio represents total liabilities over total assets.

Note 6:	Debt-to-capitalisation ratio represents interest bearing debts plus minority interest over interest bearing debts plus total equity.
EMPLOYEE AND REMUNERATION POLICY
As at 31 December 2008, the Group had approximately 205,000 employees, 150 employees and 50 employees in Mainland China, Hong Kong and other countries, respectively. Furthermore, the Group had approximately 109,000 temporary employees in Mainland China. For the year ended 31 December 2008, employee benefit expenses were approximately RMB20.5 billion (for the year ended 31 December 2007: RMB19.4 billion). The Group endeavors to maintain its employees’ remuneration in line with market trend and to remain competitive. Employees’ remuneration is determined in accordance with the Group’s remuneration and bonus policies based on their performance. The Group also provides comprehensive benefit packages and career development opportunities for its employees, including retirement benefits, housing benefits and internal and external training programmes, tailored in accordance with individual needs.

The Company has adopted share option schemes, under which the Company may grant share options to eligible employees for subscribing to the Company’s shares.
CORPORATE GOVERNANCE
The Company is committed to maintaining high standards of corporate governance. The Company has complied with the code provisions in the Code of Corporate Governance Practices (the “Code Provision”) as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) for the year ended 31 December 2008 except for the following:
(a)	Under Code Provision A.2.1, the roles and responsibilities of the chairman and the chief executive officer should be separate and should not be performed by the same individual. The Board understands that the principle of Code Provision A.2.1 is to clearly separate the management of the Board from the daily management of the Company so as to ensure balance of power and authority.

Mr. Chang Xiaobing has been the Chairman and the Chief Executive Officer (“CEO”) of the Company since December 2004. Mr. Shang Bing was the Company’s President during the period from November 2004 to May 2008 (Mr. Shang Bing resigned from the Company on 23 May 2008) and Mr. Lu Yimin was appointed as the President of the Company on 13 February 2009. Mr. Chang Xiaobing is responsible for chairing the Board and for all material affairs, including development, business strategy, operation and management of the Company. The President of the Company is responsible for the daily operation and management of the Company.

The Board believes that at the present stage, Mr. Chang Xiaobing and the President of the Company have achieved the aforesaid principle of separation of responsibilities. These arrangements also facilitate the formulation and implementation of the Company’s strategies in a more effective manner so as to support the effective development of the Company’s business.

(b)	Under Code Provision A.4.1, non-executive directors shall be appointed for a specific term, subject to re-election. The Company’s non-executive directors are not appointed for a specific term but are subject to retirement by rotation at general meetings and are subject to re-election by shareholders pursuant to the Company’s articles of association.
AUDIT COMMITTEE
The audit committee, together with management, has reviewed the accounting principles and practices adopted by the Company as well as the internal control of the Company, and discussed financial reporting matters, including a review of the audited consolidated financial statements for the financial year ended 31 December 2008.
The audit committee comprises Mr. Wong Wai Ming, Mr. Wu Jinglian, Mr. Cheung Wing Lam Linus, Mr. John Lawson Thornton and Mr. Timpson Chung Shui Ming, all being independent non-executive directors of the Company. The Chairman of the committee is Mr. Wong Wai Ming.
REMUNERATION COMMITTEE
The major responsibilities of the remuneration committee include: considering and approving the remuneration policies proposed by management, remuneration packages of directors and senior management as well as the Company’s share option schemes.
The remuneration committee comprises Mr. Wu Jinglian, Mr. Cheung Wing Lam Linus, Mr. Wong Wai Ming, Mr. John Lawson Thornton and Mr. Timpson Chung Shui Ming, all being independent non-executive directors of the Company. The Chairman of the committee is Mr. Wu Jinglian.
MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF THE COMPANY
The Company has established the Code for Dealing of Securities by Directors in accordance with the Model Code for Securities Transactions by Directors of Listed Issuers, as set out in Appendix 10 of the Listing Rules. The Company had made specific enquiries and all directors confirmed that they had complied with the relevant code for securities transactions in 2008.

CHARGE ON ASSETS
As at 31 December 2008, no property, plant and equipment was pledged by the Group to banks as loan security (31 December 2007: Nil).
REPURCHASE, SALE OR REDEMPTION OF LISTED SHARES OF THE COMPANY
Further to the terms of the Proposals (as defined below in the subsection headed “Merger with Netcom”) in relation to the merger of the Company and Netcom, a total of 10,102,389,377 shares in the Company were issued to Netcom shareholders as consideration for cancellation of Netcom shares held by Netcom shareholders as at the Scheme Record Time. Further details of the Proposals and the Scheme are set out in the subsection headed “Merger with Netcom” below.
Save as disclosed above, neither the Company nor any of its subsidiaries repurchased, sold or redeemed any of the Company’s listed shares for the financial year ended 31 December 2008.
CDMA BUSINESS DISPOSAL
On 2 June 2008, the Company, China United Network Communications Corporation Limited (“Unicom China”, formerly known as China Unicom Corporation Limited, a wholly-owned subsidiary of the Company), and China Telecom Corporation Limited (“China Telecom”) entered into a CDMA business disposal framework agreement which sets out the terms and conditions on which the Company, Unicom China and China Telecom proceed with the CDMA business disposal (the “CDMA Business Disposal”) whereby Unicom China agreed to sell, and China Telecom agreed to purchase, the CDMA business of Unicom China. On 27 July 2008, the Company, Unicom China and China Telecom further entered into a CDMA business disposal agreement which sets out the detailed terms and conditions of the CDMA Business Disposal. The consideration for the CDMA Business Disposal is RMB43.8 billion (approximately HK$50.1 billion) and is payable in cash by China Telecom in three installments. The consideration is subject to a price adjustment mechanism, which is based on the CDMA service revenues generated by the Group for the two six-month periods ended 30 June 2007 and 30 June 2008, respectively, as set out in the circular issued by the Company dated 1 August 2008 (the “CDMA Disposal Circular”). Based on the CDMA service revenues generated by the Group for the two six-month periods ended 30 June 2007 and 30 June 2008, respectively, and as agreed by the Company and China Telecom, no adjustment was made to the consideration.
In connection with the CDMA Business Disposal, on 27 July 2008, Unicom China agreed to waive its right to exercise its option to purchase the CDMA network from Unicom New Horizon Mobile Telecommunications Company Limited (“Unicom New Horizon”) (a wholly-owned subsidiary of China United Network Communications Group Company Limited (“Unicom Group”) and to terminate the CDMA lease pursuant to which Unicom China leases capacity on the CDMA network from Unicom New Horizon, in each case with effect from the completion of the CDMA Business Disposal.
Details of the CDMA Business Disposal have been set out in the announcement issued by the Company on 28 July 2008 and the CDMA Disposal Circular. You may download and view these documents from the Company’s website at www.chinaunicom.com.hk, the Hong Kong Stock Exchange’s website at www.hkexnews.hk, or the SEC’s website at www.sec.gov.
As the CDMA Business Disposal constituted a major transaction for the Company under the Listing Rules, it was subject to the approval of the Company’s shareholders. As the waiver by Unicom China of the option to purchase the CDMA network and the termination of the CDMA lease constitute connected transactions for the Company under the Listing Rules, they were subject to the approval of the independent shareholders of the Company.
Pursuant to the shareholders’ meeting held on 16 September 2008, the Company’s shareholders approved the CDMA Business Disposal and the Company’s independent shareholders approved the waiver by Unicom China of the option to purchase the CDMA network and the termination of the CDMA lease. As all of the conditions of the CDMA Business Disposal as specified in the CDMA business disposal agreement had been satisfied, the CDMA Business Disposal was completed on 1 October 2008. On 1 October 2008, China Telecom became the legal owner of the CDMA business and all the rights, interests, obligations and liabilities in relation to the CDMA business were borne by China Telecom with effect from 1 October 2008.

MERGER WITH NETCOM
On 2 June 2008, the boards of directors of the Company and Netcom jointly announced that the Company had formally presented to the board of directors of Netcom, and requested the board of directors of Netcom to put forward to the shareholders of Netcom for consideration, the proposals relating to the merger of the Company and Netcom (the “Proposals”) by way of a scheme of arrangement of Netcom under Section 166 of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) (the “Scheme”). Pursuant to the Proposals, a total of 10,102,389,377 shares in the Company were issued to Netcom shareholders as consideration for cancellation of the Netcom shares held by Netcom shareholders as at the record time of the Scheme. Details of the Proposals and the Scheme has been set out in the circular issued by the Company dated 15 August 2008 (the “VSA Circular”), which also includes, in Appendix IV to the VSA Circular, the full text of the document in respect of the Scheme (the “Scheme Document”). You may download and view the VSA Circular from the Company’s website at www.chinaunicom.com.hk, the Hong Kong Stock Exchange’s website at www.hkexnews.hk, or the website of the United States Securities and Exchange Commission (the “SEC”) at www.sec.gov.
As the Proposals constituted a very substantial acquisition for the Company under the Listing Rules, they were subject to the approval of the Company’s shareholders. Pursuant to the shareholders’ meeting held on 16 September 2008, the Company’s shareholders approved the Proposals and the terms of the Scheme. As all of the conditions of the Proposals and the Scheme as specified in the Scheme Document had been satisfied, on 15 October 2008, the Scheme became effective. Netcom became a wholly-owned subsidiary of the Company and the listings of Netcom’s ordinary shares and ADSs on the Hong Kong Stock Exchange and the New York Stock Exchange, respectively, were withdrawn.
Since Netcom became a wholly-owned subsidiary of the Company, the Company has continued with the business of Netcom and has not introduced any major changes to the business of Netcom or to redeploy any fixed assets of Netcom and its subsidiaries (the “Netcom Group”). The enlarged group is now an integrated telecommunications operator offering wireless, fixed-line, broadband, data and value-added services to its subscribers. The Company has taken measures to combine the respective experience and technologies of the Group and the Netcom Group in the wireless and fixed-line businesses, to promote business innovation and competitiveness and to improve operating and financial performance through developing targeted business strategies according to the dynamic market developments. By combining the resources and business strengths of the Company and Netcom in different areas, the enlarged group is targeting to become a world-class provider of broadband communications and information services, establishing competitive advantages in technology, products and services, providing professional and multi-tiered information services and satisfying the changing and diverse needs of telecommunications market in China.
Upon the Scheme becoming effective, the Company changed its name and adopted the Special Purpose Unicom Share Option Scheme, details of which has been set out in the VSA Circular and are summarized as follows:
—	CHANGE OF COMPANY NAME

Upon the Scheme becoming effective on 15 October 2008, the name of the Company was changed from “China Unicom Limited ” to “China Unicom (Hong Kong) Limited ”. The stock trading name used by the Company, and the ticker symbol on the New York Stock Exchange of the Company, remain unchanged.

—	SPECIAL PURPOSE SHARE OPTION SCHEME

In connection with the Proposals, the Company has adopted the Special Purpose Share Option Scheme. The Company has granted new options pursuant to the Special Purpose Share Option Scheme to the Netcom optionholders in consideration for the cancellation of their outstanding Netcom options (whether vested or not) at the record time of the Scheme. The Special Purpose Share Option Scheme will provide the Company with a means to incentivize and retain the Netcom optionholders, who are middle to senior management staff of the Netcom Group, and to encourage them to enhance the value of the Company.

A summary of the principal terms of the Special Purpose Share Option Scheme (including the exercise price of the options and the number of options to be granted under the Special Purpose Share Option Scheme) has been set out in the subsection headed “Share Option Schemes of the Company — 3. Special Purpose Share Option Scheme” in “Report of the Directors” of the Company’s 2008 annual report and Appendix II to the VSA Circular.

As part of the Company’s integration with Netcom, the Company’s wholly-owned subsidiary, Unicom China, merged with China Netcom (Group) Company Limited (“CNC China”), a wholly-owned subsidiary of Netcom with effect from January 2009, and upon the effectiveness of such merger, Unicom China assumed all the rights and obligations of CNC China, and all the assets, liabilities and business of CNC China were vested in Unicom China. CNC China will be deregistered according to applicable laws. In addition, China Network Communications Group Corporation (“Netcom Parent”), Netcom’s ultimate controlling shareholder, merged with the Unicom Group with effect from January 2009. Please see the subsection headed “Merger of Unicom Group and Netcom Parent” for details of the merger between Netcom Parent and Unicom Group.
ACQUISITION OF CERTAIN ASSETS AND BUSINESS, AND LEASE OF NETWORK FROM PARENT COMPANY
On 16 December 2008, Unicom China agreed to acquire from Unicom Group and Netcom Parent certain assets and business (the “Target Assets and Business”), comprising (i) the telecommunications business across the 21 provinces in southern China (the “Southern China”) (but not the underlying fixed assets) and the local access telephone business and related assets in Tianjin Municipality operated by Unicom Group and Netcom Parent and/or their respective subsidiaries and branches, (ii) the backbone transmission assets in Northern China owned by Netcom Parent and/or its subsidiaries, (iii) a 100% equity interest in Unicom Xingye Science and Technology Trade Company Limited (“Unicom Xingye”) owned by Unicom Group, (iv) a 100% equity interest in China Information Technology Designing & Consulting Institute (“CITC”) owned by Unicom Group and (v) a 100% equity interest in Unicom New Guoxin Communications Limited Company (“New Guoxin”) owned by Unicom Group (the “Acquisitions”). The total consideration for the Acquisitions is RMB6.43 billion (equivalent to HK$7.28 billion), and was determined after arm’s length negotiations with reference to a number of factors and subject to such adjustments as described in the Company’s circular issued on 22 December 2008 (the “Acquisitions Circular”).
Pursuant to the 2-step approach as described in the Acquisitions Circular, on 16 December 2008, the following agreements were entered into in connection with the Acquisitions:
(1)	Unicom Group, Netcom Parent and Unicom A Share Company entered into an acquisition agreement (the “Acquisition Agreement”) dated 16 December 2008; and

(2)	Unicom A Share Company and Unicom China entered into a transfer agreement (the “Transfer Agreement”).
In addition, on 16 December 2008, Unicom China entered into a network lease agreement (the “Network Lease Agreement”) with Unicom Group, Netcom Parent and Unicom New Horizon pursuant to which Unicom New Horizon agreed to lease the telecommunications networks in the Southern China to Unicom China on completion of the Acquisitions on an exclusive basis (the “Lease”). The Lease enables Unicom China to use the telecommunications networks necessary for the operation of the telecommunications business in the Southern China. The Lease is for an initial term of two years effective from 1 January 2009 to 31 December 2010 and is renewable at the option of Unicom China with at least two months’ prior notice on the same terms and conditions, except for the future lease fee which will remain subject to further negotiations between the parties taking into account, amongst others, the prevailing market conditions in the Southern China. Unicom New Horizon has also granted Unicom China an option to purchase the telecommunications networks in the Southern China, which option may be exercised at the discretion of Unicom China during the term of the Lease. No premium has been paid or will be payable by Unicom China for the grant of such purchase option.
The annual fee payable by Unicom China for the Lease for the two financial years ending 31 December 2009 and 2010 is RMB2.0 billion and RMB2.2 billion, respectively, due on a quarterly basis in cash within 30 days after the end of each preceding quarterly period.
The Board believes that the Acquisitions enable the Company to further implement its established development strategy, offer a full spectrum of telecommunications services across China from both business and geographical perspectives, promote the integration and optimisation of its business and resources and enhance its overall competitive position with the objective of providing its subscribers with better services and creating long-term value for the Company’s shareholders. The Company believes that the operation of the telecommunications business in Southern China by way of leasing will enable the Group to effectively reduce the investment risks involved in the development of the telecommunications business in the Southern China. The leasing of such assets is also expected to enable the Group to benefit from the growth potential of the telecommunications business in the Southern China while being able to operate such business in a more cost effective manner.

The Transfer Agreement constituted a connected transaction for the Company subject to the reporting, announcement and independent shareholders’ approval requirements under the Listing Rules. The Transfer Agreement was approved by the Independent Shareholders at a shareholders’ meeting held on 14 January 2009. The Lease constituted a continuing connected transaction for the Company which was subject to the reporting and announcement requirements but was exempt from independent shareholders’ approval requirement under the Listing Rules.
As all of the conditions precedent to the completion of the Acquisitions and to the effectiveness of the Lease were satisfied (or, if applicable, waived) on 31 January 2009, completion of the Acquisitions occurred on 31 January 2009 and the Lease became effective from 1 January 2009. In addition, save for certain arrangements as set out in the Acquisitions Circular, the profits and losses generated from the operation of the assets and businesses acquired under the Acquisitions were assumed by the Group with effect from 1 January 2009.
MERGER OF UNICOM GROUP AND NETCOM PARENT
In January 2009, the merger (the “Parent Merger”) between Unicom Group and Netcom Parent became effective. As a result of the Parent Merger, Unicom Parent has assumed all the rights and obligations of Netcom Parent, and all the assets, liabilities and business of Netcom Parent have vested in Unicom Parent. Netcom Parent was deregistered according to law.
Upon completion of the Parent Merger, Unicom Group assumed, amongst others, all continuing connected transaction agreements entered into between the Company (or its operating subsidiaries) and Netcom Parent (the “Netcom Parent CCTs”), and all associated rights and obligations thereunder. Due to the similar nature between (1) certain Netcom Parent CCTs; and (2) certain continuing connected transactions entered into between the Company (or its operating subsidiaries) with Unicom Group and its subsidiaries (other than the Company and its subsidiaries) (the “Unicom Parent Group CCTs”), the annual cap applicable to corresponding transactions of (1) and (2) for each of the two financial years ending 31 December 2009 and 2010 was aggregated. Such aggregated annual caps are subject to the reporting and announcement requirements, but are exempt from independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.
For those Netcom Parent CCTs which cannot be aggregated with any existing Unicom Parent Group CCTs, the Company will continue to apply the existing annual caps applicable to such Netcom Parent CCTs for each of the two financial years ending 31 December 2009 and 2010 as if such transactions were entered into by the Company (or its operating subsidiaries) with the Unicom Parent Group.
Please refer to the Company’s announcements dated 16 November 2008 and 6 January 2009 for further details of the Parent Merger.
3G LICENSE
On 7 January 2009, Unicom Group was granted the license to operate 3G digital cell business with WCDMA technology by the Ministry of Industry and Information Technology of the People’s Republic of China (the “MIIT”). The MIIT also granted approval for Unicom Group to license Unicom China to operate 3G digital cell business with WCDMA technology nationwide in China.
FINAL DIVIDEND
The Board of Directors proposed to pay a final dividend of RMB0.20 per share, with an aggregate value of approximately RMB4.75 billion, to the shareholders. If approved by shareholders at the coming annual general meeting, the final dividend will be paid in Hong Kong dollars on or about 18 June 2009 to those members registered in the Company’s register of members as at 26 May 2009.
ANNUAL GENERAL MEETING
The annual general meeting of the Company will be held on 26 May 2009. Notice of the annual general meeting will be published on the websites of The Stock Exchange of Hong Kong Limited and the Company (www.chinaunicom.com.hk) and will be sent to shareholders in due course.

CLOSURE OF REGISTER OF MEMBERS
The register of members of the Company will be closed from 22 May 2009 to 26 May 2009 (both days inclusive), during which dates no transfer of shares of the Company will be registered. In order to qualify for (i) attendance and voting at the Annual General Meeting to be held on Tuesday, 26 May 2009 (or any adjournment thereof) and (ii) the proposed 2008 final dividend, all transfers, accompanied by the relevant certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong by no later than 4:30 p.m. on 21 May 2009.
PUBLICATION OF RESULTS ANNOUNCEMENT AND ANNUAL REPORT
The 2008 annual results announcement is published on the Company’s website at www.chinaunicom.com.hk and the website of the Hong Kong Stock Exchange at www.hkexnews.hk. The 2008 annual report will be available on the websites of The Stock Exchange of Hong Kong Limited and the Company and will be despatched to all shareholders in due course.
The 2008 annual financial information set out above does not constitute the Group’s statutory financial statements for the financial year ended 31 December 2008. Instead, it has been derived from the Group’s audited consolidated financial statements for the financial year ended 31 December 2008, which will be included in the Company’s 2008 annual report.
FORWARD-LOOKING STATEMENT
Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. These risks, uncertainties and other factors include: the uncertainties in the development of telecommunication industry and technology in the PRC; future growth of the market demand for telecommunication services; changes in the competitive environment, regulatory environment and the PRC government’s regulatory and/or industry policy, the effects of tariff reduction initiatives; the availability, terms and deployment of capital; changes in assumptions upon which the Company has prepared its projected financial information and capital expenditure plans; the effect of the Company’s proposed adjustment in its business strategies relating to the PHS business; changes in political, economic, legal and social conditions in the PRC; the potential continued slowdown of economic activities at home and abroad, and other factors that will affect the execution of our business plans and strategies as well as our business condition and financial results.

By order of the Board China Unicom (Hong Kong) Limited Chu Ka Yee Company Secretary
Hong Kong, 31 March 2009
As at the date of this announcement, the board of directors of the Company comprises:
Executive directors:	:	Chang Xiaobing, Lu Yimin, Zuo Xunsheng and Tong Jilu
Non-executive directors	:	Cesareo Alierta Izuel and Jung Man Won
Independent non-executive directors	:	Wu Jinglian, Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton and Timpson Chung Shui Ming